SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4


         INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. [ ]
                         ---------

Post-Effective Amendment No. [ ]                                            [ ]
                         ---------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                    Amendment No. 1       (File No. 811-7195)                [X]
                           ---------

                        (Check appropriate box or boxes)

                  AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT
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                           (Exact Name of Registrant)

                   American Enterprise Life Insurance Company
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                               (Name of Depositor)

829 AXP Financial Center, Minneapolis, MN   55474
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(Address of Depositor's Principal Executive Offices)  (Zip Code)

Depositor's Telephone Number, including Area Code  (612) 671-3678
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      Mary Ellyn Minenko, 50607 AXP Financial Center, Minneapolis, MN 55474
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                     (Name and Address of Agent for Service)

Approximate date of proposed sale to the public: February 28, 2002 or as soon as practicable following the effective date of this Registration Statement.

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on [date] pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing  pursuant to  paragraph  (a)(i) of Rule 485
[X] on February 28, 2002 pursuant to paragraph (a)(i) of Rule 485

If appropriate, check the following box:
[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8 (a) may determine.

                                                                American Express
                                                                  FlexChoice(SM)

                                                                Variable Annuity

Issued by:
American Enterprise Life Insurance Company

Prospectus

February 28, 2002
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


American Enterprise Variable Annuity Account

Issued by: American Enterprise Life Insurance Company (American Enterprise Life)
           829 AXP Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437


This prospectus contains information that you should know before investing. Prospectuses are also available for:

o  American Express(R) Variable Portfolio Funds
o  AIM Variable Insurance Funds
o  Fidelity(R) Variable Insurance Products - Service Class
o  Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) - Class 2
o  MFS(R) Variable Insurance Trust(SM)
o  Putnam Variable Trust - IB Shares


Please read the prospectuses carefully and keep them for future reference.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this contract involves investment risk including the possible loss of principal.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting American Enterprise Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

Variable annuities are complex investment vehicles. Before you invest, be sure to ask your sales representative about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

American Enterprise Life offers several different annuities which your sales representative may be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.

Table of Contents

Key Terms                                                               3

The Contract in Brief                                                   4

Expense Summary                                                         6


Condensed Financial Information (Unaudited)                            22

Financial Statements                                                   22

Performance Information                                                23

The Variable Account and the Funds                                     24

The Fixed Accounts                                                     28

Buying Your Contract                                                   31

Charges                                                                32

Valuing Your Investment                                                35

Making the Most of Your Contract                                       36

Withdrawals                                                            39

TSA - Special Withdrawal Provisions                                    40

Changing Ownership                                                     40

Benefits in Case of Death                                              40

Optional Benefits                                                      44

The Annuity Payout Period                                              51

Taxes                                                                  53

Voting Rights                                                          54

Substitution of Investments                                            55

About the Service Providers                                            55

Additional Information About American Enterprise Life                  56

Directors and Executive Officers                                       59

Experts                                                                60

American Enterprise Life Insurance Company Financial Information       61

Table of Contents of the Statement of Additional Information           74

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2 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Key Terms

These terms can help you understand details about your contract.

Accumulation unit: A measure of the value of each subaccount before annuity payouts begin.

Annuitant: The person on whose life or life expectancy the annuity payouts are based.

Annuity payouts: An amount paid at regular intervals under one of several plans.

Assumed investment rate: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

Beneficiary: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force and before annuity payouts begin.

Close of business: When the New York Stock Exchange (NYSE) closes, normally 4 p.m. Eastern time.

Contract: A deferred annuity contract, or a certificate showing your interest under a group annuity contract, that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

Contract value: The total value of your contract before we deduct any applicable charges.

Contract year: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.


Fixed accounts: The one-year fixed account is an account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically. Guarantee Period Accounts are fixed accounts to which you may also make allocations of at least $1,000. These accounts have guaranteed interest rates declared for periods ranging from two to ten years. Withdrawals from the Guarantee Period Accounts done more than 30 days before the end of the Guarantee Period will receive a Market Value Adjustment, which may result in a gain or loss of principal.


Funds: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

Guarantee Period: The number of years that a guaranteed interest rate is credited.

Market Value Adjustment (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its Guarantee Period.

Owner (you, your): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

Qualified annuity: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o Individual Retirement Annuities (IRAs) under Section 408(b) of the Internal Revenue Code of 1986, as amended (the Code)
o  Roth IRAs under Section 408A of the Code
o  Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o  Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code


A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered nonqualified annuities.

Retirement date: The date when annuity payouts are scheduled to begin.

Rider effective date: The date you add a rider to your contract.

Valuation date: Any normal business day, Monday through Friday, that the NYSE is open. Each valuation date ends at the close of business. We calculate the value of each subaccount at the close of business on each valuation date.

Variable account: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

Withdrawal value: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

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3 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

The Contract in Brief


Purpose: This prospectus describes two contracts. The L-share contract offers a four year withdrawal charge schedule and fixed account interest rates that are equal to or higher than the rates offered on the C-share contract. The C-share contract eliminates the withdrawal charge schedule in exchange for a higher mortality and expense risk fee and offers fixed account interest rates that are equal to or less than the rates available on the L-share contract. The purpose of these contracts is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the fixed accounts and/or subaccounts under a contract. These accounts, in turn, may earn returns that increase the value of a contract. Beginning at a specified time in the future called the retirement date, these contracts provide lifetime or other forms of payouts of your contract value (less any applicable premium tax). As in the case of other annuities, it may not be advantageous for you to purchase these contracts as a replacement for, or in addition to, an existing annuity or life insurance contract.


Most annuities have a tax-deferred feature. So do many retirement plans under the Internal Revenue Code. As a result, when you use an annuity to fund a retirement plan that is tax deferred, your annuity will not provide any necessary or additional tax deferral for that retirement plan. But annuities do have features other than tax deferral that may help you reach your retirement goals. You should consult your tax advisor prior to making a purchase for an explanation of the tax implications to you.

Free look period: You may return your contract to your sales representative or to our office within the time stated on the first page of your contract and receive a full refund of the contract value. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (Exception: If the law requires, we will refund all of your purchase payments.)

Accounts: Currently, you may allocate your purchase payments among any or all of:

o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. )

o the fixed accounts, which earn interest at rates that we adjust periodically. Some states restrict the amount you can allocate to these accounts. The minimum required investment in each Guarantee Period Account is $1,000 and these accounts may not be available in all states. (p. )

Buying your contract: Your sales representative will help you complete and submit an application. Applications are subject to acceptance at our office. You may be able to buy different contracts with the same underlying funds. These contracts have different mortality and expense risk fees, withdrawal charges and fixed account interest rates and may offer purchase payment credits. For information on these contracts, please call us at the telephone number listed on the first page of this prospectus or ask your sales representative. After your initial purchase payment, you have the option of making additional purchase payments in the future. (p. )


o Minimum purchase payment:

       for Systematic Investment Plans:
           $50 initial payment.
           $50 for additional payments.

       for all other payment plans:

           $10,000 initial payment

           $100 for additional payments.

o  Maximum total purchase payments (without prior approval): $1,000,000.

Transfers: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the Guarantee Period Accounts (GPAs) done more than 30 days before the end of the Guarantee Period will be subject to a MVA unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. You may establish automated transfers among the accounts. Fixed account transfers are subject to special restrictions. (p. )


Withdrawals: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences; also, certain restrictions apply. (p. )

Changing ownership: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. )

Benefits in case of death: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. )

Optional benefits: This contract offers optional features that are available for additional charges if you meet certain criteria. (p. )

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4 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Annuity payouts: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet the requirements of the tax-deferred retirement plan. We can make payouts on a fixed or variable basis, or both. Total monthly payouts may include amounts from each subaccount and the one-year fixed account. During the annuity payout period, your choices for subaccounts may be limited. The Guarantee Period Accounts are not available during the payout period. (p. )

Taxes: Generally, your contract grows tax deferred until you make withdrawals from it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. However, Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. (p. )

Charges: We assess certain charges in connection with your contract (p. ):


o  $40 annual contract administrative charge;
o if you select the Benefit Protector(SM) Death Benefit Rider(1) (Benefit Protector), an annual fee of 0.25% of the contract value;
o if you select the Benefit Protector(SM) Plus Death Benefit Rider(1) (Benefit Protector Plus), an annual fee of 0.40% of the contract value;
o if you select the Guaranteed Minimum Income Benefit Rider(2) (GMIB), an annual fee (currently 0.30%) based on the GMIB benefit base;
o if you select the L-share contract a four-year withdrawal charge schedule will apply;

o any premium taxes that may be imposed on us by state or local governments (currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a total withdrawal);

o  the operating expenses of the funds in which the subaccounts invest;
o a 0.15% variable account administrative charge (if you make allocations to one or more subaccounts); and
o the following mortality and expense risk fees (if you make allocations to one or more subaccounts):

                                           L-share contract    C-share contract
   if you select death benefit Option A(3):      1.25%               1.35%
   if you select death benefit Option B(3):      1.35                1.45
   if you select death benefit Option C(3):      1.55                1.65

(1) You may select one of the following: death benefit Option C, the Benefit Protector or the Benefit Protector Plus. May not be available in all states. The Benefit Protector and the Benefit Protector Plus are only available if you and the annuitant are 75 or younger at contract issue. Death benefit Option C is only available if both you and the annuitant are 79 or younger at contract issue.
(2) The GMIB is only available at the time you purchase your contract if the annuitant is 75 or younger at contract issue and you also select death benefit Option C. May not be available in all states.
(3) If you and the annuitant are 79 or younger at contract issue, you may select from either death benefit Option A, Option B or Option C. Death benefit Option C may not be available in all states. If you or the annuitant are 80 or older at contract issue death benefit Option A will apply.

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5 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Expense Summary


The purpose of the following information is to help you understand the various costs and expenses associated with each of these contracts.


You pay no sales charge when you purchase your contract. We show all costs that we deduct directly from your contract or indirectly from the subaccounts and funds below. Some expenses may vary as we explain under "Charges." Please see the funds' prospectuses for more information on the operating expenses for each fund.

CONTRACT OWNER EXPENSES
Withdrawal charge (contingent deferred sales charge as a percentage of purchase payment withdrawn)


You select either a L-share or a C-share contract at the time of application. C-share contracts have no withdrawal charge schedule but they carry higher mortality and expense risk fees than L-share contracts.

            L-share contract year      Withdrawal charge percentage
                    1-2                             8%
                    3                               7
                    4                               6
                    5 and later                     0

A withdrawal charge also applies to payouts under certain annuity payout plans under a L-share contract (see "Charges -- Withdrawal charge" and "The Annuity Payout Period -- Annuity payout plans").

Annual contract administrative charge:                                                    $40*
* We will waive this charge when your contract value is $100,000 or more on the current contract anniversary.


Benefit Protector(SM) Death Benefit Rider (Benefit Protector) fee:                        0.25%
(As a percentage of the contract value charged annually at the contract anniversary. This is an optional expense.)

Benefit Protector(SM) Plus Death Benefit Rider (Benefit Protector Plus) fee:              0.40%
(As a percentage of the contract value charged annually at the contract anniversary. This is an optional expense.)

Guaranteed Minimum Income Benefit Rider (GMIB) fee:                                       0.30%
(As a percentage of the GMIB benefit base charged annually at the contract anniversary. This is an optional expense.)

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6 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average subaccount value)


You can choose either a L-share or C-share contract and the death benefit guarantee provided. The combination you choose determines the fees you pay. The table below shows the combinations available to you and their cost.

                                                                             L-share contract      C-share contract
Variable account administrative charge:                                            0.15%                 0.15%
Mortality and expense risk fee for death benefit Option A:                         1.25                  1.35
Mortality and expense risk fee for death benefit Option B:                         1.35                  1.45
Mortality and expense risk fee for death benefit Option C:                         1.55                  1.65
Total annual variable account expenses with death benefit Option A:                1.40%                 1.50%
Total annual variable account expenses with death benefit Option B:                1.50%                 1.60%
Total annual variable account expenses with death benefit Option C:                1.70%                 1.80%

Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                           Management          12b-1            Other
                                                              fees             fees           expenses             Total
AXP(R) Variable Portfolio -
   Blue Chip Advantage Fund                                   .54%              .13%             .11%              .78%(1)
   Bond Fund                                                  .60               .13              .07               .80(2)
   Cash Management Fund                                       .51               .13              .04               .68(2)
   Diversified Equity Income Fund                             .55               .13              .23               .91(1)
   Extra Income Fund                                          .62               .13              .07               .82(2)
   Federal Income Fund                                        .61               .13              .10               .84(1)
   Managed Fund                                               .59               .13              .04               .76(2)
   New Dimensions Fund(R)                                     .60               .13              .06               .79(2)
   Small Cap Advantage Fund                                   .73               .13              .30              1.16(1)
AIM V.I.
   Capital Appreciation Fund                                  .61                --              .21               .82(3)
   Value Fund                                                 .61                --              .23               .84(3)
Fidelity VIP
   Balanced Portfolio (Service Class)                         .43               .10              .15               .68(4)
   Growth Portfolio (Service Class)                           .57               .10              .09               .76(4)
   Growth & Income Portfolio (Service Class)                  .48               .10              .11               .69(4)
   Mid Cap Portfolio (Service Class)                          .57               .10              .17               .84(4)
Franklin Templeton VIP Trust
   Franklin Small Cap Fund - Class 2                          .49               .25              .28              1.02(5),(6),(7)
   Franklin Value Securities Fund - Class 2                   .58               .25              .26              1.09(5),(7)
   Mutual Shares Securities Fund - Class 2                    .60               .25              .20              1.05(5)
   Templeton International Securities Fund - Class 2          .67               .25              .20              1.12(5)
MFS(R)
   Investors Trust Series - Initial Class                     .75                --              .12               .87(8)
   New Discovery Series - Initial Class                       .90                --              .16              1.06(8),(9)
   Total Return Series - Initial Class                        .75                --              .15               .90(8)
   Utilities Series - Initial Class                           .75                --              .16               .91(8)

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7 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)
(continued)
                                                           Management          12b-1            Other
                                                              fees             fees           expenses             Total
Putnam Variable Trust
   Putnam VT Growth and Income Fund - Class IB Shares         .46%              .25%             .04%              .75%(10)
   Putnam VT Income Fund - Class IB Shares                    .61               .25              .06               .92(10)
   Putnam VT International Growth Fund - Class IB Shares      .76               .25              .18              1.19(10)
   Putnam VT Vista Fund - Class IB Shares                     .60               .25              .07               .92(10)

 (1) The fund's expense figures are based on actual expenses, after fee waivers and expense reimbursements, for the fiscal year ending Aug. 31, 2001. Without fee waivers and expense reimbursements "Other Expenses" and "Total" would be 0.49% and 1.17% for AXP Variable Portfolio - Diversified Equity Income Fund, 0.13% and 0.87% for AXP Variable Portfolio - Federal Income Fund, 0.16% and 0.91% for AXP Variable Portfolio - Growth Fund, and 0.40% and 1.26% for AXP Variable Portfolio - Small Cap Advantage Fund.
 (2) The fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2001.
 (3) Figures in "Management Fees," "12b-1 Fees," "Other Expenses" and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 2000.
 (4) There were no reimbursement or expense reductions for the period ended 12/31/00. Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.
 (5) The Fund's class 2 distribution plan or "Rule 12b-1 plan" is described in the fund's prospectus.
 (6) Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended Dec. 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000.
 (7) The manager has agreed in advance to reduce its fee (0.04% for Franklin Small Cap Fund and 0.02% for Franklin Value Securities Fund) to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Absent this reduction, "Management Fees" and "Total" would have been 0.53% and 1.06% for Franklin Small Cap Fund - Class 2 and 0.60% and 1.11% for Franklin Value Securities - Class 2.
 (8) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal: 0.86% for Investors Trust Series, 1.05% for New Discovery Series, 0.89% for Total Return Series, and 0.90% for Utilities Series.
 (9) MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed the following percentages of the average daily net assets of the series during the current fiscal year 0.15% for the New Discovery Series. Without this agreement, "Other" and "Total Expenses" would be 0.19% and 1.09%. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series.
(10) Restated to reflect an increase in 12b-1 fees currently payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.15% of average net assets.

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8 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Examples*: In order to provide a more meaningful discussion about the contract and its options, we provide expense examples for each fund showing every available optional contract feature combination for both the L-share and C-share contracts. These examples assume that applicable fund fee waivers and/or expense reimbursements will continue for the periods shown. For the L-share contract, under each fund you will find an example showing:

1) death benefit Option A with no optional riders,

2) death benefit Option A with selection of the optional Benefit Protector(SM) Death Benefit (BP) Rider,

3) death benefit Option A with selection of the optional Benefit Protector(SM) Plus Death Benefit (BP+) Rider,

4) death benefit Option B with no optional riders,

5) death benefit Option B with selection of the optional BP Rider,

6) death benefit Option B with selection of the optional BP+ Rider,

7) death benefit Option C with no optional riders,

8) death benefit Option C with selection of the optional Guaranteed Minimum Income Benefit (GMIB) Rider.

We follow the expenses for a L-share contract with the expenses for a C-share contract. Keep in mind that a C-share contract carries no withdrawal charges.

[To be updated upon amendment.]

You would pay the following expenses on a $1,000 investment if you selected a L-share contract and assuming a 5% annual return and ...

                                                           a total withdrawal at the      no withdrawal or selection of an annuity
                                                            end of each time period      payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP(R) VP - Blue Chip Advantage Fund
   death benefit Option A                                 $       $        $        $            $        $        $       $
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Bond Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Cash Management Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider

--------------------------------------------------------------------------------
9 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a L-share contract and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the      no withdrawal or selection of an annuity
                                                            end of each time period      payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP(R) VP - Diversified Equity Income Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Extra Income Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Federal Income Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Managed Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider

--------------------------------------------------------------------------------
10 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a L-share contract and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the      no withdrawal or selection of an annuity
                                                            end of each time period      payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP VP - New Dimensions Fund(R)
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Small Cap Advantage Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AIM V.I. Capital Appreciation Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AIM V.I. Value Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider



--------------------------------------------------------------------------------
11 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a L-share contract and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the      no withdrawal or selection of an annuity
                                                            end of each time period      payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years

Fidelity VIP Balanced Portfolio (Service Class) death benefit Option A death benefit Option A with the BP Rider death benefit Option A with the BP+ Rider death benefit Option B death benefit Option B with the BP Rider death benefit Option B with the BP+ Rider death benefit Option C death benefit Option C with the GMIB Rider
Fidelity VIP Growth Portfolio (Service Class) death benefit Option A death benefit Option A with the BP Rider death benefit Option A with the BP+ Rider death benefit Option B death benefit Option B with the BP Rider death benefit Option B with the BP+ Rider death benefit Option C death benefit Option C with the GMIB Rider
Fidelity VIP Growth & Income Portfolio (Service Class) death benefit Option A death benefit Option A with the BP Rider death benefit Option A with the BP+ Rider death benefit Option B death benefit Option B with the BP Rider death benefit Option B with the BP+ Rider death benefit Option C death benefit Option C with the GMIB Rider
Fidelity VIP Mid Cap Portfolio (Service Class) death benefit Option A death benefit Option A with the BP Rider death benefit Option A with the BP+ Rider death benefit Option B death benefit Option B with the BP Rider death benefit Option B with the BP+ Rider death benefit Option C death benefit Option C with the GMIB Rider

--------------------------------------------------------------------------------
12 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a L-share contract and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the      no withdrawal or selection of an annuity
                                                            end of each time period      payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
FTVIPT Franklin Small Cap Fund - Class 2
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
FTVIPT Franklin Value Securities Fund - Class 2
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
FTVIPT Mutual Shares Securities Fund - Class 2
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
FTVIPT Templeton International Securities Fund - Class 2
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider




--------------------------------------------------------------------------------
13 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a L-share contract and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the      no withdrawal or selection of an annuity
                                                            end of each time period      payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
MFS(R) Investors Trust Series - Initial Class
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
MFS(R) New Discovery Series - Initial Class
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
MFS(R) Total Return Series - Initial Class
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
MFS(R) Utilities Series - Initial Class
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider

--------------------------------------------------------------------------------
14 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a L-share contract and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the      no withdrawal or selection of an annuity
                                                            end of each time period      payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Putnam VT Growth and Income Fund - Class IB
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Putnam VT Income Fund - Class IB Shares
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Putnam VT International Growth Fund - Class IB Shares
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Putnam VT Vista Fund - Class IB Shares
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider




--------------------------------------------------------------------------------
15 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a C-share contract and assuming a 5% annual return and ...

                                                  1 year            3 years          5 years          10 years
AXP(R) VP - Blue Chip Advantage Fund
   death benefit Option A                            $                 $                $                 $
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Bond Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Cash Management Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Diversified Equity Income Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Extra Income Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider

--------------------------------------------------------------------------------
16 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a C-share contract and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years
AXP(R) VP - Federal Income Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Managed Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP VP - New Dimensions Fund(R)
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AXP(R) VP - Small Cap Advantage Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
AIM V.I. Capital Appreciation Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider




--------------------------------------------------------------------------------
17 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a C-share contract and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years
AIM V.I. Value Fund
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Fidelity VIP Balanced Portfolio (Service Class)
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Fidelity VIP Growth Portfolio (Service Class)
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Fidelity VIP Growth & Income Portfolio (Service Class)
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Fidelity VIP Mid Cap Portfolio (Service Class)
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider

--------------------------------------------------------------------------------
18 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a C-share contract and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years
FTVIPT Franklin Small Cap Fund - Class 2
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
FTVIPT Franklin Value Securities Fund - Class 2
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
FTVIPT Mutual Shares Securities Fund - Class 2
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
FTVIPT Templeton International Securities Fund - Class 2
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
MFS(R) Investors Trust Series - Initial Class
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider





--------------------------------------------------------------------------------
19 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a C-share contract and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years
MFS(R) New Discovery Series - Initial Class
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
MFS(R) Total Return Series - Initial Class
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
MFS(R) Utilities Series - Initial Class
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Putnam VT Growth and Income Fund - Class IB Shares
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Putnam VT Income Fund - Class IB Shares
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider

--------------------------------------------------------------------------------
20 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

You would pay the following expenses on a $1,000 investment if you selected a C-share contract and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years
Putnam VT International Growth Fund - Class IB Shares
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider
Putnam VT Vista Fund - Class IB Shares
   death benefit Option A
   death benefit Option A with the BP Rider
   death benefit Option A with the BP+ Rider
   death benefit Option B
   death benefit Option B with the BP Rider
   death benefit Option B with the BP+ Rider
   death benefit Option C
   death benefit Option C with the GMIB Rider


* In these examples, the $40 contract administrative charge is approximated as a ____% charge based on our estimated average contract size. Premium taxes imposed by some state and local governments are not reflected in these tables. We entered into certain arrangements under which we are compensated by the funds' advisors and/or distributors for the administrative services we provide to the funds.


You should not consider these examples as representations of past or future expenses. Actual expenses may be more or less than those shown.


--------------------------------------------------------------------------------
21 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Condensed Financial Information

(Unaudited)


The following tables first give per-unit information about the financial history of the subaccounts representing the highest (1.70%) and lowest (1.40%) total annual variable account expense combination for the L-share contract and the lowest (1.50%) total variable account expense combination for the C-share contract. We are not showing the highest total variable account expense combination for the C-share contract because it is new and does not have any history. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. We have not provided this information for some of the subaccounts because they are new and do not have any history. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

[To be updated upon amendment.]


Financial Statements

You can find the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include the audited financial statements for some of the subaccounts because they are new and have not had any activity to date. You can find our audited financial statements later in this prospectus.


--------------------------------------------------------------------------------
22 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Performance Information

Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. We show actual performance from the date the subaccounts began investing in funds. Currently we do not provide performance information for some of the subaccounts because they are new and have not had any activity to date. However, we show performance from the commencement date of the funds as if the contract existed at that time, which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.

We include non-recurring charges (such as withdrawal charges) in total return figures, but not in yield quotations. Excluding non-recurring charges in yield calculations increases the reported value.


We may show total return quotations by means of schedules, charts or graphs. We will show total return figures for the L-share contract and the C-share contract separately.

Total return figures for the L-share contract reflect deduction of the following charges:

o  contract administrative charge,

o  variable account administrative charge,
o  mortality and expense risk fee associated with death benefit Option C,
o  GMIB fee, and

o withdrawal charge (assuming a withdrawal at the end of the illustrated period).


We may also show optional total return quotations for the L-share contract that reflect selection of death benefit Option A, selection of death benefit Option B, deduction of the Benefit Protector fee or the Benefit Protector Plus fee.

We also show optional total return quotations for the L-share contract that do not reflect deduction of the withdrawal charge (assuming no withdrawal), or fees for any of the optional features.

Total return figures for the C-share contract reflect deduction of the following charges:

o  contract administrative charge,
o  variable account administrative charge,
o  mortality and expense risk fee associated with death benefit Option C, and
o  GMIB fee.

We may also show optional total return quotations for the C-share contract that reflect selection of death benefit Option A, selection of death benefit Option B, deduction of the Benefit Protector fee or the Benefit Protector Plus fee.

We also show optional total return quotations for the C-share contract that do not reflect deduction of the fees for any of the optional features.


Average annual total return is the average annual compounded rate of return of the investment over a period of one, five and ten years (or up to the life of the subaccount if it is less than ten years old).

Cumulative total return is the cumulative change in the value of an investment over a specified time period. We assume that income earned by the investment is reinvested. Cumulative total return generally will be higher than average annual total return.

Annualized simple yield (for subaccounts investing in money market funds) "annualizes" the income generated by the investment over a given seven-day period. That is, we assume the amount of income generated by the investment during the period will be generated each seven-day period for a year. We show this as a percentage of the investment.

Annualized compound yield (for subaccounts investing in money market funds) is calculated like simple yield except that we assume the income is reinvested when we annualize it. Compound yield will be higher than the simple yield because of the compounding effect of the assumed reinvestment.

Annualized yield (for subaccounts investing in income funds) divides the net investment income (income less expenses) for each accumulation unit during a given 30-day period by the value of the unit on the last day of the period. We then convert the result to an annual percentage.

You should consider performance information in light of the investment objectives, policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the specified time period. Advertised yields and total return figures include charges that reduce advertised performance. Therefore, you should not compare subaccount performance to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine total return and yield.)

If you would like additional information about actual performance, please contact us at the address or telephone number on the first page of this prospectus.


--------------------------------------------------------------------------------
23 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

The Variable Account and the Funds

You may allocate payments to any or all of the subaccounts of the variable account that invest in shares of the following funds:

[Subaccount names to be updated upon amendment.]

----------------------- ------------------------------- ----------------------------------- ----------------------------------
Subaccount              Investing In                    Investment Objectives and Policies  Investment Advisor or Manager
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AXP(R) Variable Portfolio -     Objective: long-term total return   IDS Life Insurance Company (IDS
                        Blue Chip Advantage Fund        exceeding that of the U.S. stock    Life), investment manager;
                                                        market. Invests primarily in blue   American Express Financial
                                                        chip stocks. Blue chip stocks are   Corporation (AEFC), investment
                                                        issued by companies with a market   advisor.
                                                        capitalization of at least $1
                                                        billion, an established
                                                        management, a history of
                                                        consistent earnings and a leading
                                                        position within their respective
                                                        industries.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AXP(R) Variable Portfolio -     Objective: maximum current income   IDS Life, investment manager;
                        Cash Management Fund            consistent with liquidity and       AEFC, investment advisor.
                                                        stability of principal. Invests
                                                        in money market securities.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AXP(R) Variable Portfolio -     Objective: a high level of          IDS Life, investment manager;
                        Diversified Equity Income Fund  current income and, as a            AEFC, investment advisor.
                                                        secondary goal, steady growth of
                                                        capital. Invests primarily in
                                                        dividend-paying common and
                                                        preferred stocks.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AXP(R) Variable Portfolio -     Objective: high current income,     IDS Life, investment manager;
                        Extra Income Fund               with capital growth as a            AEFC, investment advisor.
                                                        secondary objective. Invests
                                                        primarily in high-yielding,
                                                        high-risk corporate bonds (junk
                                                        bonds) issued by U.S. and foreign
                                                        companies and governments.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AXP(R) Variable Portfolio -     Objective: a high level of          IDS Life, investment manager;
                        Federal Income Fund             current income and safety of        AEFC, investment advisor.
                                                        principal consistent with an
                                                        investment in U.S. government and
                                                        government agency securities.
                                                        Invests primarily in debt
                                                        obligations issued or guaranteed
                                                        as to principal and interest by
                                                        the U.S. government, its agencies
                                                        or instrumentalities.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AXP(R) Variable Portfolio -     Objective: maximum total            IDS Life, investment manager;
                        Managed Fund                    investment return through a         AEFC, investment advisor.
                                                        combination of capital
                                                        growth and current
                                                        income. Invests
                                                        primarily in a
                                                        combination of common
                                                        and preferred stocks,
                                                        convertible securities,
                                                        bonds and other debt
                                                        securities.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AXP(R) Variable Portfolio -     Objective: long-term growth of      IDS Life, investment manager;
                        New Dimensions Fund(R)          capital. Invests primarily in       AEFC, investment advisor.
                                                        common stocks of U.S. and foreign
                                                        companies showing potential for
                                                        significant growth.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AXP(R) Variable Portfolio -     Objective: long-term capital        IDS Life, investment manager;
                        Small Cap Advantage Fund        growth. Invests primarily in        AEFC, investment advisor;
                                                        equity stocks of small
                                                        companies Kenwood
                                                        Capital Management LLC,
                                                        that are often included
                                                        in the sub-investment
                                                        advisor. Russell 2000(R)
                                                        Index or the S&P
                                                        SmallCap 600 Index.
----------------------- ------------------------------- ----------------------------------- ----------------------------------

--------------------------------------------------------------------------------
24 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

----------------------- ------------------------------- ----------------------------------- ----------------------------------
Subaccount              Investing In                    Investment Objectives and Policies  Investment Advisor or Manager
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AIM V.I. Capital Appreciation   Objective: growth of capital.       A I M Advisors, Inc.
                        Fund                            Invests mainly in common stocks
                                                        of companies likely to
                                                        benefit from new or
                                                        innovative products,
                                                        services or processes as
                                                        well as those with
                                                        above-average growth and
                                                        excellent prospects for
                                                        future growth.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        AIM V.I. Value Fund             Objective: long-term growth of      A I M Advisors, Inc.
                                                        capital with income as a
                                                        secondary objective. Invests
                                                        primarily in equity securities
                                                        judged to be undervalued relative
                                                        to the investment advisor's
                                                        appraisal of the current or
                                                        projected earnings of the
                                                        companies issuing the securities,
                                                        or relative to current market
                                                        values of assets owned by the
                                                        companies issuing the securities,
                                                        or relative to the equity market
                                                        generally.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        Fidelity VIP Balanced           Objective: income and growth of     Fidelity Management & Research
                        Portfolio (Service Class)       capital. Invests primarily in a     Company (FMR), investment
                                                        diversified portfolio of equity     manager; FMR U.K., FMR Far East
                                                        and fixed-income securities with    and Fidelity Investments Money
                                                        income, growth of income, and       Market Management Inc. (FIMM),
                                                        capital appreciation potential.     sub-investment advisors.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        Fidelity VIP Growth Portfolio   Objective: capital appreciation.    FMR , investment manager; FMR
                        (Service Class)                 Invests primarily in common         U.K., FMR Far East and FIMM,
                                                        stocks of the companies that the    sub-investment advisors.
                                                        manager believes have
                                                        above-average growth potential.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        Fidelity VIP Growth & Income    Objective: high total return        FMR, investment manager; FMR
                        Portfolio (Service Class)       through a combination of current    U.K. and FMR Far East,
                                                        income and capital appreciation.    sub-investment advisors.
                                                        Invests primarily in common
                                                        stocks with a focus on those that
                                                        pay current dividends and show
                                                        potential for capital
                                                        appreciation.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        Fidelity VIP Mid Cap            Objective: long-term growth of      FMR, investment manager; FMR
                        Portfolio (Service Class)       capital. Invests primarily in       U.K., FMR Far East, FIJ and
                                                        medium market capitalization        FMRC, sub-investment advisors.
                                                        common stocks.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        FTVIPT Franklin Small Cap       Objective: long-term capital        Franklin Advisers, Inc.
                        Fund - Class 2                  growth. Invests primarily in
                                                        equity securities of
                                                        U.S. small
                                                        capitalization (small
                                                        cap) companies with
                                                        market cap values not
                                                        exceeding (i) $1.5
                                                        billion, or (ii) the
                                                        highest market cap value
                                                        in the Russell(R) 2000
                                                        Index, whichever is
                                                        greater, at the time of
                                                        purchase.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        FTVIPT Franklin Value           Objective: long-term total          Franklin Advisory Services, LLC
                        Securities Fund - Class 2       return. Invests primarily in
                                                        equity securities of
                                                        companies the manager
                                                        believes are selling
                                                        substantially below the
                                                        underlying value of
                                                        their assets or their
                                                        private market value.
----------------------- ------------------------------- ----------------------------------- ----------------------------------

--------------------------------------------------------------------------------
25 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

----------------------- ------------------------------- ----------------------------------- ----------------------------------
Subaccount              Investing In                    Investment Objectives and Policies  Investment Advisor or Manager
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        FTVIPT Mutual Shares            Objective: capital appreciation,    Franklin Mutual Advisers, LLC
                        Securities Fund - Class 2       with income as a secondary goal.
                                                        Invests primarily in
                                                        equity securities of
                                                        companies that the
                                                        manager believes are
                                                        available at market
                                                        prices less than their
                                                        value based on certain
                                                        recognized or objective
                                                        criteria (intrinsic
                                                        value).
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        FTVIPT Templeton                Objective: long-term capital        Templeton Investment Counsel, LLC
                        International Securities Fund   growth. Invests primarily in
                        - Class 2                       equity securities of companies
                                                        located outside the U.S.,
                                                        including those in emerging
                                                        markets.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        MFS(R) Investors Trust Series   Objective: long-term growth of      MFS Investment Management(R)
                        - Initial Class                 capital with a secondary
                                                        objective to seek
                                                        reasonable current
                                                        income. Invests
                                                        primarily in common
                                                        stocks and related
                                                        securities, such as
                                                        preferred stocks,
                                                        convertible securities
                                                        and depositary receipts
                                                        for those securities.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        MFS(R) New Discovery Series -   Objective: capital appreciation.    MFS Investment Management(R)
                        Initial Class                   Invests primarily in equity
                                                        securities of emerging growth
                                                        companies.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        MFS(R) Total Return Series -    Objective: above-average income     MFS Investment Management(R)
                        Initial Class                   consistent with the prudent
                                                        employment of capital,
                                                        with growth of capital
                                                        and income as a
                                                        secondary objective.
                                                        Invests primarily in a
                                                        combination of equity
                                                        and fixed income
                                                        securities.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        MFS(R) Utilities Series -       Objective: capital growth and       MFS Investment Management(R)
                        Initial Class                   current income. Invests primarily
                                                        in equity and debt securities of
                                                        domestic and foreign companies in
                                                        the utilities industry.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        Putnam VT Growth and Income     Objective: capital growth and       Putnam Investment Management, LLC
                        Fund - Class IB Shares          current income. Invests primarily
                                                        in common stocks of U.S.
                                                        companies with a focus on value
                                                        stocks that offer the potential
                                                        for capital growth, current
                                                        income, or both.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        Putnam VT Income Fund - Class   Objective: high current income      Putnam Investment Management, LLC
                        IB Shares                       consistent with what Putnam
                                                        Investment Management,
                                                        LLC believes to be
                                                        prudent risk. The fund
                                                        will invest mainly in a
                                                        diversified mixture of
                                                        investment -- growth and
                                                        high-yield bonds and
                                                        U.S. government
                                                        securities.
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        Putnam VT International         Objective: capital appreciation.    Putnam Investment Management, LLC
                        Growth Fund - Class IB Shares   Invests mainly in growth stocks
                                                        outside the United
                                                        States that reflect a
                                                        value lower than that
                                                        which Putnam Management
                                                        places on the company or
                                                        whose earnings we
                                                        believe are likely to
                                                        grow over time.
----------------------- ------------------------------- ----------------------------------- ----------------------------------

--------------------------------------------------------------------------------
26 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

----------------------- ------------------------------- ----------------------------------- ----------------------------------
Subaccount              Investing In                    Investment Objectives and Policies  Investment Advisor or Manager
----------------------- ------------------------------- ----------------------------------- ----------------------------------
                        Putnam VT Vista Fund - Class    Objective: capital appreciation.    Putnam Investment Management, LLC
                        IB Shares                       Invests mainly in common stocks
                                                        of mid-sized U.S. companies with
                                                        a focus on growth stocks.
----------------------- ------------------------------- ----------------------------------- ----------------------------------

A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.


The investment managers and advisors cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are also available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable annuities. Some funds also are available to serve as investment options for variable life insurance policies and tax-deferred retirement plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously.

Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts.

The Internal Revenue Service (IRS) issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.

The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of American Enterprise Life.

The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

The U.S. Treasury and the IRS indicated that they may provide additional guidance on investment control. This concerns how many variable subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the contract owner would be currently taxed on income earned within subaccount assets. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.


--------------------------------------------------------------------------------
27 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

The Fixed Accounts

GUARANTEE PERIOD ACCOUNTS (GPAS)

You may allocate purchase payments to one or more of the GPAs with Guarantee Periods ranging from two to ten years. The minimum required investment in each GPA is $1,000. These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you allocate money to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on money currently in a GPA. The interest rates we offer for the L-share contract are equal to or higher than the rates we offer on the C-share contract.


The minimum guaranteed interest rate on the GPAs is 3%.

The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion. We will determine these rates based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing American Enterprise Life Annuities, product design, competition and American Enterprise Life's revenues and other expenses. We cannot predict nor can we guarantee future guaranteed interest rates above the 3% rate.


You may transfer or withdraw contract value out of the GPAs within 30 days before the end of the Guarantee Period without receiving a MVA (see "Market Value Adjustment (MVA)" below). During this 30 day window you may choose to start a new Guarantee Period of the same length, transfer the contract value to another GPA, transfer the contract value to any of the subaccounts, or withdraw the contract value from the contract (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your Guarantee Period, we will automatically transfer the contract value into the one-year fixed account.


We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable Guarantee Periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;
o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch (formerly Duff & Phelp's) -- or are rated in the two highest grades by the National Association of Insurance Commissioners;
o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and
o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.



--------------------------------------------------------------------------------
28 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

MARKET VALUE ADJUSTMENT (MVA)

We guarantee the contract value allocated to your GPA, including the interest credited, if you do not make any transfers or withdrawals from that GPA prior to 30 days before the end of the Guarantee Period. However, we will apply a MVA if a transfer or withdrawal occurs prior to this time, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. The MVA also affects amounts withdrawn from a GPA prior to 30 days before the end of the Guarantee Period that are used to purchase payouts under an annuity payout plan. We will refer to all of these transactions as "early withdrawals" in the discussion below.


When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your Guarantee Period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA.

Before we look at the MVA formula, it may help to look in a general way at how comparing your GPA's guaranteed rate and the rate for a new GPA affects the MVA.


Relationship between your GPA's guaranteed rate and the new GPA guaranteed rate for the same time as the Guarantee Period remaining on your GPA:


            If your GPA rate is:                     The MVA is:
     Less than the new GPA rate + 0.10%              Negative
     Equal to the new GPA rate + 0.10%               Zero
     Greater than the new GPA rate + 0.10%           Positive

General Examples
Assume:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.
o We guarantee an interest rate of 4.5% annually for your ten-year Guarantee Period.
o After three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

Example 1: Remember that your GPA is earning 4.5%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 5.0%. We add 0.10% to the 5.0% rate to get 5.10%. Your GPA's 4.5% rate is less than the 5.10% rate and, as reflected in the table above, the MVA will be negative.

Example 2: Remember again that your GPA is earning 4.5%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 4.0%. We add 0.10% to the 4.0% rate to get 4.10%. In this example, since your GPA's 4.5% rate is greater than the 4.10% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

Sample MVA Calculations:
The precise MVA formula we apply is as follows:

      Early withdrawal amount x [( 1 + i )(to the power of n/12) - 1] = MVA
                                  -------
                                1 + j + .001

      Where:   i = rate earned in the GPA from which amounts are being
                   transferred or withdrawn.
               j = current  rate for a new  Guaranteed  Period  equal to the remaining term in the current Guarantee Period.
               n = number of months remaining in the current Guarantee Period
                   (rounded up).

Examples
Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.
o We guarantee an interest rate of 4.5% annually for your ten-year Guarantee Period.
o After three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.


--------------------------------------------------------------------------------
29 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Example 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 4.5%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 5.0%. Using the formula above, we determine the MVA as follows:

         $1,000 x [( 1.045 )(to the power of 84/12) - 1] = -$39.28
                     ------
                  1 + .05 + .001

In this example, the MVA is a negative $39.28.

Example 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 4.5%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 4.0%. Using the formula above, we determine the MVA as follows:

         $1,000 x [( 1.045 ) )(to the power of 84/12) - 1] = $27.21
                     ------
                  1 + .04 + .001

In this example, the MVA is a positive $27.21.


Please note that when you allocate your purchase payment to the ten-year GPA and you have begun your fourth contract year at the beginning of the Guarantee Period, your withdrawal charge percentage is 6% if you choose a L-share contract and there is no withdrawal charge if you choose a C-share contract (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges in a L-share contract, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA (and any applicable withdrawal charge for a L-share contract), unless you request otherwise.


The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.


We will not apply MVAs to amounts withdrawn for the annual contract administrative charge, to amounts we pay as death claims or to automatic transfers from the two-year GPA as part of a dollar-cost averaging program. In some states, the MVA is limited.


THE ONE-YEAR FIXED ACCOUNT

You may also allocate purchase payments or transfer accumulated value to the one-year fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily to produce the annual effective rate which we declare. The interest rates we offer for the L-share contract are equal to or higher than the rates we offer on the C-share contract. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. Thereafter we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing American Enterprise Life annuities, product design, competition, and American Enterprise Life's revenues and expenses.

Interest in the one-year fixed account is not required to be registered with the SEC. However, the MVA interests under the contracts are registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account (but the SEC does review the disclosures in this prospectus on the MVA interests). Disclosures regarding the one-year fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Contract -- Transfer policies" for restrictions on transfers involving the one-year fixed account.)

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30 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Buying Your Contract

Your sales representative will help you complete and submit an application and send it along with your initial purchase payment to our office. As the owner, you have all rights and may receive all benefits under the contract. You may be able to buy different contracts with the same underlying funds. These contracts have different mortality and expense risk fees, withdrawal charges and fixed account interest rates and may offer purchase payment credits. For information on these contracts, please call us at the telephone number listed on the first page of this prospectus or ask your sales representative.


You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 90 or younger. (The age limit may be younger for qualified annuities in some states.)


When you apply, you may select:

o  a L-share or C-share contract;
o a death benefit option if both you and the annuitant are 79 or younger at contract issue(1);

o  the optional Benefit Protector(SM) Death Benefit Rider(2);

o  the optional Benefit Protector(SM) Plus Death Benefit Rider(2);

o  the optional Guaranteed Minimum Income Benefit Rider(3);

o the one-year fixed account, GPAs and/or subaccounts in which you want to invest(4);

o  how you want to make purchase payments; and
o  a beneficiary.


(1) If you and the annuitant are 79 or younger at contract issue, you may select from either death benefit Option A, Option B or Option C. Death benefit Option C may not be available in all states. If you or the annuitant are 80 or older at contract issue death benefit Option A will apply.
(2) You may select one of the following: death benefit Option C, the Benefit Protector or the Benefit Protector Plus. May not be available in all states. The Benefit Protector and the Benefit Protector Plus are only available if you and the annuitant are 75 or younger at contract issue. Death benefit Option C is only available if both you and the annuitant are 79 or younger at contract issue.
(3) The GMIB is only available at the time you purchase your contract if the annuitant is 75 or younger at contract issue and you also select death benefit Option C. May not be available in all states.
(4) Some states restrict the amount you can allocate to the fixed accounts. The minimum required investment in each GPA is $1,000.


The contract provides for allocation of purchase payments to the subaccounts of the variable account and/or to the fixed accounts in even 1% increments.

If your application is complete, we will process it and apply your purchase payment to the fixed accounts and subaccounts you selected within two business days after we receive it at our office. If we accept your application, we will send you a contract. If we cannot accept your application within five business days, we will decline it and return your payment. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. We will value the additional payments at the next accumulation unit value calculated after we receive your payments at our office.

You may make monthly payments to your contract under a Systematic Investment Plan (SIP). To begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.

THE RETIREMENT DATE
Annuity payouts are scheduled to begin on the retirement date. When we process your application, we will establish the retirement date to the maximum age or date described below. You can also select a date within the maximum limits. You can align this date with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities and Roth IRAs, the retirement date must be:

o  no earlier than the 30th day after the contract's effective date; and
o no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75.

For qualified annuities (except Roth IRAs), to avoid IRS penalty taxes, the retirement date generally must be:


o  on or after the date the annuitant reaches age 59 1/2;
o for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or
o for TSAs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you take the minimum IRA or TSA distribution as required by the Code from another tax-qualified investment, or in the form of partial withdrawals from your contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later.

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31 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

BENEFICIARY
We will pay your named beneficiary the death benefit if it becomes payable before the retirement date while the contract is in force and before annuity payouts begin. If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS
Minimum purchase payments:


     If paying by SIP:                      $50 initial payment.

                                            $50 for additional payments.

     If paying by any other method:         $10,000 initial payment.

                                            $100 for additional payments.


Maximum total allowable purchase payments(1)
         (without prior approval):          $1,000,000.

(1) This limit applies in total to all American Enterprise Life annuities you own. We reserve the right to increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


HOW TO MAKE PURCHASE PAYMENTS
1 By letter:

Send your check along with your name and contract number to:

American Enterprise Life Insurance Company
829 AXP Financial Center
Minneapolis, MN 55474

2 By SIP:

Contact your sales representative to complete the necessary SIP paperwork.

Charges

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary at the end of each contract year. We prorate this charge among the subaccounts and the fixed accounts in the same proportion your interest in each account bears to your total contract value.

We will waive this charge when your contract value is $100,000 or more on the current contract anniversary.


If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE
We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge this fee daily to the subaccounts. The unit values of your subaccounts reflect this fee. This fee covers the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the fixed accounts. We cannot increase these fees. This fee is based on the contract you select (either L-share or C-share) and the death benefit option you select:

                                L-share contract          C-share contract
   death benefit Option A(1):        1.25%                      1.35%
   death benefit Option B(1):        1.35                       1.45
   death benefit Option C(1):        1.55                       1.65

(1) If you and the annuitant are 79 or younger at contract issue, you may select from either death benefit Option A, Option B or Option C. Death benefit Option C may not be available in all states. If you or the annuitant are 80 or older at contract issue death benefit Option A will apply.

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32 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;
o then, if necessary, the funds redeem shares to cover any remaining fees payable.


We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge for the L-share contract discussed in the following paragraphs will cover sales and distribution expenses.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE
We charge a fee for the optional feature only if you select it(2). If selected, we deduct 0.25% of your contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and fixed accounts in the same proportion your interest in each account bears to your total contract value.


When annuity payouts begin, or if you terminate the contract for any reason other than death, we will deduct this fee, adjusted for the number of calendar days coverage was in place. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits. We can increase this fee on new contracts up to a maximum of 0.75%.


BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE
We charge a fee for the optional feature only if you select it(2). If selected, we deduct 0.40% of your contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and fixed accounts in the same proportion your interest in each account bears to your total contract value.


When annuity payouts begin, or if you terminate the contract for any reason other than death, we will deduct this fee, adjusted for the number of calendar days coverage was in place. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits. We can increase this fee on new contracts up to a maximum of 1.25%.


(2) You may select one of the following: death benefit Option C, the Benefit Protector or the Benefit Protector Plus. May not be available in all states. The Benefit Protector and the Benefit Protector Plus are only available if you and the annuitant are 75 or younger at contract issue. Death benefit Option C is only available if both you and the annuitant are 79 or younger at contract issue.


GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE

We charge a fee (currently 0.30%) based on the GMIB benefit base for this optional feature only if you select it(3). If selected, we deduct the fee from the contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and fixed accounts in the same proportion your interest in each account bears to your total contract value.


If the contract is terminated or if annuity payouts begin, we will deduct the fee at that time adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin. We can increase the GMIB fee on new contracts up to a maximum of 0.75%. For details on how we calculate the fee, see "Optional Benefits -- Guaranteed Minimum Income Benefit Rider."


(3) The GMIB is only available at the time you purchase your contract if the annuitant is 75 or younger at contract issue and you also select death benefit Option C. May not be available in all states.


WITHDRAWAL CHARGE

You select either a L-share or a C-share contract at the time of application. C-share contracts have no withdrawal charge schedule but they carry higher mortality and expense risk fees than L-share contracts.

If you select a L-share contract and you withdraw all or part of your contract, you may be subject to a withdrawal charge. A withdrawal charge applies if you make a withdrawal in the first four contract years. You may withdraw amounts totaling up to 10% of your prior anniversary's contract value free of charge during the first four years of your contract. (We consider your initial purchase payment to be the prior anniversary's contract value during the first contract year.) We do not assess a withdrawal charge on this amount. The withdrawal

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33 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
charge percentages that apply to you are shown below and are stated in your contract. In addition, amounts withdrawn from a GPA more than 30 days before the end of the applicable Guarantee Period are generally subject to a MVA. (See "The Fixed Accounts -- Market Value Adjustment (MVA).")

        L-share contract year          Withdrawal charge percentage
                1-2                                 8%
                3                                   7
                4                                   6
                5 and later                         0


For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.


Example: Assume you requested a withdrawal of $1,000 and there is a withdrawal charge of 7%. The total amount we actually deduct from your contract is $1,075.27. We determine this amount as follows:

          Amount requested          or      $1,000 = $1,075.27
         ------------------                 ------
       1.00 - withdrawal charge              .93

By applying the 7% withdrawal charge to $1,075.27, the withdrawal charge is $75.27. We pay you the $1,000 you requested. If you make a full withdrawal of your contract, we also will deduct the applicable contract administrative charge.

Withdrawal charge under Annuity Payout Plan E -- Payouts for a specified period:
Under this payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.45% if the assumed investment rate is 3.5% and 6.95% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate. In no event would your withdrawal charge exceed 9% of the amount available for payouts under the plan.


Waiver of withdrawal charges


We do not assess withdrawal charges for:

o withdrawals of amounts totaling up to 10% of your prior contract anniversary's contract value;
o required minimum distributions from a qualified annuity (for those amounts required to be distributed from the contracts described in this prospectus);

o  contracts settled using an annuity payout plan;
o withdrawals made as a result of one of the "Contingent events" described below to the extent permitted by state law (see your contract for additional conditions and restrictions);
o  amounts we refund to you during the free look period; and
o  death benefits.

Contingent events

o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request the withdrawal.

o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.
o Withdrawals you make if you or the annuitant become disabled within the meaning of the Code Section 72(m)(7) after contract issue. The disabled person must also be receiving Social Security disability or state long term disability benefits. The disabled person must be age 70 or younger at the time of withdrawal. You must provide us with a signed letter from the disabled person stating that he or she meets the above criteria, a legible photocopy of Social Security disability or state long term disability benefit payments and the application for such payments.


Possible group reductions: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

PREMIUM TAXES
Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.


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34 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Valuing Your Investment

We value your accounts as follows:

FIXED ACCOUNTS
We value the amounts you allocated to the fixed accounts directly in dollars. The value of a fixed account equals:


o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account and the GPAs;

o  plus interest credited;

o minus the sum of amounts withdrawn after the MVA (including any applicable withdrawal charges for L-share contracts) and amounts transferred out;

o  minus any prorated contract administrative charge;

o  minus any prorated portion of the Benefit Protector fee (if applicable);
o minus any prorated portion of the Benefit Protector Plus fee (if applicable); and
o  minus any prorated portion of the GMIB fee (if applicable).


SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, each time you take a partial withdrawal, transfer amounts out of a subaccount, or we assess a contract administrative charge, the Benefit Protector fee, or the Benefit Protector Plus fee, or the GMIB fee, we subtract a certain number of accumulation units from your contract.


The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

Number of units: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

Accumulation unit value: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o  dividing that sum by the previous adjusted net asset value per share; and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.


Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

Factors that affect subaccount accumulation units: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o  additional purchase payments you allocate to the subaccounts;
o  transfers into or out of the subaccounts;
o  partial withdrawals;

o  withdrawal charges (for L-share contracts);

o  prorated portions of the contract administrative charge;

o  prorated portions of the Benefit Protector fee (if applicable);
o  prorated portions of the Benefit Protector Plus fee (if applicable); and/or
o  prorated portions of the GMIB fee (if applicable).


Accumulation unit values will fluctuate due to:

o  changes in funds' net asset value;
o  dividends distributed to the subaccounts;
o  capital gains or losses of funds;
o  fund operating expenses; and/or

o mortality and expense risk fee and the variable account administrative charge.

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35 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Making the Most of Your Contract

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account or the two-year GPA (without a MVA) to one or more subaccounts. The three to ten year GPAs are not available for automated transfers. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from either the one-year fixed account or the two-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.


This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

How dollar-cost averaging works

By investing an equal number                                            Number
of dollars each month...                        Amount   Accumulation  of units
                                    Month      invested   unit value   purchased
                                     Jan        $100        $20          5.00
you automatically buy                Feb         100         18          5.56
more units when the                  Mar         100         17          5.88
per unit market price is low...      Apr         100         15          6.67
                                     May         100         16          6.25
                                     Jun         100         18          5.56
and fewer units                      Jul         100         17          5.88
when the per unit                    Aug         100         19          5.26
market price is high.                Sept        100         21          4.76
                                     Oct         100         20          5.00

You paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your sales representative.


SPECIAL DOLLAR-COST AVERAGING (SPECIAL DCA) PROGRAM FOR L-SHARE CONTRACTS ONLY If you select a L-share contract and your net contract value(1) is at least $10,000, you can choose to participate in the Special DCA program. There is no charge for the Special DCA program. Under the Special DCA program, you can allocate a new purchase payment to a six-month or twelve-month Special DCA account.


(1) "Net contract value" equals your current contract value plus any new purchase payment. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, withdrawal requests and exchange requests submitted with your application.


You may only allocate a new purchase payment of at least $1,000 to a Special DCA account. You cannot transfer existing contract values into a Special DCA account. Each Special DCA account lasts for either six or twelve months (depending on the time period you select) from the time we receive your first purchase payment. We make monthly transfers of your total Special DCA account value into the other accounts you selected over the time period you selected (either six or twelve months).

We credit interest to each Special DCA account at rates that generally are higher than those we credit to the one-year fixed account and the two-year GPA. We will change the interest rate on each Special DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes.

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36 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

We credit each Special DCA account with current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six or twelve-month period on the balance remaining in your Special DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Special DCA account into the accounts you selected.

Once you establish a Special DCA account, you cannot allocate additional purchase payments to it. However, you may establish another new Special DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Special DCA account from multiple sources, we apply each purchase payment to the account and credit interest on that purchase payment on the date we receive it. This means that all purchase payments may not be in the Special DCA account at the beginning of the six or twelve-month period. Therefore, you may receive less total interest than you would have if all your purchase payments were in the Special DCA account from the beginning. If we receive any of your multiple payments after the six or twelve-month period ends, you can either allocate those payments to a new Special DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Special DCA program if you are making payments under a Systematic Investment Plan. You may simultaneously participate in the Special DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Special DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Special DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Special DCA account balance. We will transfer the remaining balance from your Special DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Special DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Special DCA program at any time. Any modifications will not affect any purchase payments that are already in a Special DCA account. For more information on the Special DCA program, contact your sales representative.


ASSET REBALANCING
You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semi-annually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the fixed accounts. There is no charge for asset rebalancing. The contract value must be at least $2,000.


You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Special DCA program and you change your subaccount asset allocation for the asset-rebalancing program, we will change your subaccount asset allocation under the Special DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.


TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, or the fixed accounts, to another subaccount before annuity payouts begin. (Certain restrictions apply to transfers involving the fixed accounts.) We will process your transfer on the valuation date we receive your request. We will value your transfer at the next accumulation unit value calculated after we receive your request. There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to a MVA if done more than 30 days before the end of the Guarantee Period unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

We may suspend or modify transfer privileges at any time. Excessive trading activity can disrupt fund management strategy and increase expenses, which are borne by all contract owners who made allocations to the fund regardless of their transfer activity. We may apply modifications or restrictions in any reasonable manner to prevent transfers we believe will disadvantage other contract owners. These modifications could include, but not be limited to:


o  requiring a minimum time period between each transfer;
o not accepting transfer requests of an agent acting under power of attorney on behalf of more than one contract owner; or
o limiting the dollar amount that a contract owner may transfer at any one time.

For information on transfers after annuity payouts begin, see "Transfer policies" below.


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37 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Transfer policies

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the fixed accounts at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer.
o You may transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to a MVA.
o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the Guarantee Period will receive a MVA*, which may result in a gain or loss of contract value.
o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the subaccounts or the GPAs will be effective on the valuation date we receive it.

o We will not accept requests for transfers from the one-year fixed account at any other time.
o Once annuity payouts begin, you may not make transfers to or from the one-year fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.

o  Once annuity payouts begin, you may not make any transfers to the GPAs.

* Unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


HOW TO REQUEST A TRANSFER OR WITHDRAWAL
1 By letter:

Send your name, contract number, Social Security Number or Taxpayer Identification Number and signed request for a transfer or withdrawal to:

American Enterprise Life Insurance Company
829 AXP Financial Center
Minneapolis, MN 55474

Minimum amount
Transfers or withdrawals:  $500 or entire account balance

Maximum amount
Transfers or withdrawals:  Contract value or entire account balance

2 By automated transfers and automated partial withdrawals:

Your sales representative can help you set up automated transfers or partial withdrawals among your subaccounts or fixed accounts.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months.
o Automated withdrawals may be restricted by applicable law under some contracts.
o You may not make additional purchase payments if automated partial withdrawals are in effect.
o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

Minimum amount
Transfers or withdrawals: $100 monthly; $250 quarterly, semiannually or annually




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38 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

3 By phone:

Call between 8 a.m. and 7 p.m. Central time:
(800) 333-3437

Minimum amount
Transfers or withdrawals:  $500 or entire account balance

Maximum amount
Transfers:                 Contract value or entire account balance
Withdrawals:               $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.

Withdrawals


You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. We will process your withdrawal request on the valuation date we receive it. For full withdrawals, we will compute the value of your contract at the next accumulation unit value calculated after we receive your request. We may ask you to return the contract. You may have to pay withdrawal charges if you selected a L-share contract (see "Charges -- Withdrawal Charge"). Additionally, IRS taxes and penalties may apply (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E (see "The Annuity Payout Period -- Annuity Payout Plans").


WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts and/or the fixed accounts in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount and fixed account must be either zero or at least $50.


RECEIVING PAYMENT
By regular or express mail:

o  payable to owner;
o  mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

   -- the withdrawal amount includes a purchase payment check that has not cleared;
   -- the NYSE is closed, except for normal holiday and weekend closings; -- trading on the NYSE is restricted, according to SEC rules;
   -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or -- the SEC permits us to delay payment for the protection of security holders.


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39 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

TSA -- Special Withdrawal Provisions

PARTICIPANTS IN TAX-SHELTERED ANNUITIES
The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

   -- you are at least age 59 1/2;
   -- you are disabled as defined in the Code;
   -- you have been severed from the employment of the employer who purchased the contract; or
   -- the distribution is because of your death.

o If you encounter a financial hardship (as defined by the Code), you may receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.
o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").
o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.


Changing Ownership

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Benefits in Case of Death


There are three death benefit options under your contract:

o  Option A -- Return of Purchase Payment Death Benefit;
o  Option B -- Maximum Anniversary Value Death Benefit; and
o  Option C -- Enhanced Death Benefit Rider.

If either you or the annuitant are 80 or older at contract issue, death benefit Option A will apply. If both you and the annuitant 79 or younger at contract issue, you can elect either death benefit Option A, Option B or Option C (if its available in your state) on your application. If you select the GMIB you must select death benefit Option C. Once you elect an option, you cannot change it. We show the option that applies in your contract. The combination of the contract and death benefit option you select determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under all options, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you select when you purchase the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

--------------------------------------------------------------------------------
40 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

OPTION A -- RETURN OF PURCHASE PAYMENT DEATH BENEFIT
Death benefit Option A is intended to help protect your beneficiaries financially in that they will never receive less than your purchase payments adjusted for withdrawals. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greater of:

1. contract value; or
2. total purchase payments minus adjusted partial withdrawals.

Adjusted partial withdrawals for death benefit Option A or Option B = PW x DB
                                                                      -------
                                                                         CV


     PW = the partial  withdrawal  including any  applicable MVA or withdrawal charge (L-share contracts only).
     DB = the death benefit on the date of (but prior to) the partial withdrawal.

     CV = contract value on the date of (but prior to) the partial withdrawal.

Example:

o  You purchase the contract with a payment of $20,000 on Jan. 1, 2002.
o  On Jan. 1, 2003 you make an additional purchase payment of $5,000.
o On March 1, 2003 the contract value falls to $22,000 and you take a $1,500 partial withdrawal.
o  On March 1, 2004 the contract value grows to $23,000.

We calculate the Option A death benefit on March 1, 2004 as follows:

Contract value at death:                                           $23,000.00
                                                                   ==========
Purchase payments minus adjusted partial withdrawals:
     Total purchase payments:                                      $25,000.00
     minus adjusted partial withdrawals calculated as:
      1,500 x 25,000 =                                              -1,704.54
      --------------                                                 --------
         22,000
     for a death benefit of:                                       $23,295.45
                                                                   ==========

Option A death benefit, calculated as the greatest of
these two values:                                                  $23,295.45

OPTION B -- MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT
Death benefit Option B is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. Death benefit Option B does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your sales representative whether or not death benefit Option B is appropriate for your situation.

If both you and the annuitant are age 79 or younger at contract issue, you may choose to add death benefit Option B to your contract.

Death benefit Option B provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following:

1. contract value;
2. total purchase payments minus adjusted partial withdrawals; or
3. the maximum anniversary value on the anniversary immediately preceding the date of death plus any payments since that anniversary minus adjusted partial withdrawals since that anniversary.

Maximum anniversary value (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the greater of: (a) your current contract value, or (b) total purchase payments minus adjusted partial withdrawals. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any payments since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV if the current contract value is higher. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and subtract adjusted partial withdrawals from the MAV.

--------------------------------------------------------------------------------
41 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Example:

o  You purchase the contract with a payment of $20,000 on Jan. 1, 2002.
o On Jan. 1, 2003 (the first contract anniversary) the contract value grows to $29,000.
o On March 1, 2003 the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

We calculate death benefit Option B on March 1, 2003 as follows:

Contract value at death:                                           $20,500.00
                                                                   ==========
Purchase payments minus adjusted partial withdrawals:
     Total purchase payments                                       $20,000.00
     minus adjusted partial withdrawals, calculated as:
        $1,500 x $20,000 =                                          -1,363.64
        ----------------                                             --------
           $22,000

     for a return of purchase payment death benefit of:            $18,636.36
                                                                   ==========

The MAV on the anniversary immediately preceding the date of death plus any purchase payments made since that anniversary minus adjusted partial withdrawals made since that anniversary:

     The MAV on the immediately preceding anniversary:             $29,000.00
     plus purchase payments made since that anniversary:                +0.00
     minus adjusted partial withdrawals made since that anniversary, calculated as:

        $1,500 x $29,000 =                                          -1,977.27
        ----------------                                             --------
           $22,000

     for a MAV death benefit of:                                   $27,022.73
                                                                   ==========

The Option B death benefit, calculated as the greatest of
these three values, which is the MAV:                              $27,022.73

OPTION C -- ENHANCED DEATH BENEFIT RIDER
Death benefit Option C is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. Death benefit Option C does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your sales representative whether or not death benefit Option C is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 79 or younger at contract issue, you may choose to add death benefit Option C to you contract. If you select the GMIB you must select death benefit Option C.

Death benefit Option C provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of:

1. contract value;
2. total purchase payments minus adjusted partial withdrawals;
3. the maximum anniversary value on the anniversary immediately preceding the date of death plus any payments since that anniversary minus adjusted partial withdrawals since that anniversary; or
4. the 5% rising floor.

5% rising floor: This is the sum of the value of your fixed accounts plus the variable account floor. We calculate the variable account floor on each contract anniversary through age 80. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we set the variable account floor equal to:

o  the initial purchase payments allocated to the subaccounts increased by 5%,
o  plus any subsequent amounts allocated to the subaccounts, and
o  minus adjusted transfers or partial withdrawals from the subaccounts.

--------------------------------------------------------------------------------
42 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Every contract anniversary after that, through age 80, we reset the variable account floor by accumulating the prior anniversary's variable account floor at 5% plus any subsequent amounts allocated to the subaccounts minus adjusted transfers or partial withdrawals from the subaccounts. We stop resetting the variable account floor after you or the annuitant reach age 81. However, we continue to add subsequent amounts you allocate to the subaccounts and subtract adjusted transfers or partial withdrawals from the subaccounts.

5% rising floor adjusted transfers or partial withdrawals = PWT x VAF
                                                            ---------
                                                                SV

    PWT = the amount transferred from the subaccounts or the amount of the partial withdrawal (including any applicable withdrawal charge for the L-share contract) from the subaccounts.
    VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.
    SV = value of the subaccounts on the date of (but prior to) the transfer or partial withdrawal.

Example:

o You purchase the contract with a payment of $25,000 on Jan. 1, 2002 with $5,000 allocated to the one-year fixed account and $20,000 allocated to the subaccounts.
o On Jan. 1, 2003 (the first contract anniversary), the one-year fixed account value is $5,200 and the subaccount value is $17,000.
   Total contract value is $23,200.
o On March 1, 2003, the one-year fixed account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 partial withdrawal all from the subaccounts, leaving the contract value at $22,800.

The death benefit on March 1, 2003 is calculated as follows:

Contract value at death:                                           $22,800.00
                                                                   ==========
Purchase payments minus adjusted partial withdrawals:

     Total purchase payments:                                      $25,000.00
     minus adjusted partial withdrawals, calculated as:
        $1,500 x $25,000 =                                          -1,543.21
        ----------------                                             --------
           $24,300

     for a return of purchase payment death benefit of:            $23,456.79
                                                                   ==========

The MAV on the anniversary immediately preceding the date of death plus any purchase payments made since that anniversary minus adjusted partial withdrawals made since that anniversary:

     The MAV on the immediately preceding anniversary:             $25,000.00
     plus purchase payments made since that anniversary:                +0.00
     minus adjusted partial withdrawals made since that
       anniversary, calculated as:
       $1,500 x $25,000 =                                           -1,543.21
       ----------------                                              --------
           $24,300

     for a MAV death benefit of:                                   $23,456.79
                                                                   ==========
The 5% rising floor:

     The variable account floor on Jan. 1, 2002,
       calculated as: 1.05 x $20,000 =                             $21,000.00
     plus amounts allocated to the subaccounts
       since that anniversary:                                          +0.00

     minus the 5% rising floor adjusted partial withdrawal
       from the subaccounts, calculated as:
       $1,500 x $21,000 =                                          -$1,657.89
       ----------------                                             ---------
           $19,000

     variable account floor benefit:                               $19,342.11

     plus the one-year fixed account value:                         +5,300.00
                                                                     --------
     5% rising floor (value of the fixed accounts plus the
       variable account floor):                                    $24,642.11
                                                                   ==========

Option C death benefit, calculated as the greatest of these
three values, which is the 5% rising floor:                        $24,642.11

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43 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

If you die before your retirement date: When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value at the next accumulation unit value calculated after our death claim requirements are fulfilled. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

Nonqualified annuities: If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. The Guaranteed Minimum Income Benefit Rider (see "Optional Benefits"), if selected, will terminate.


If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death; and
o payouts begin no later than one year after your death, or other date as permitted by the Code; and
o the payout period does not extend beyond the beneficiary's life or life expectancy.

Qualified annuities: The IRS has issued proposed regulations which will affect distributions from your qualified annuity. These are proposed regulations that may take effect Jan. 1, 2002. The information below is an explanation based on existing law. Contract your tax advisor if you have any questions as to the impact of the new proposed rules on your situation.


If your spouse is the sole beneficiary, your spouse may keep the contract as owner until the date on which the annuitant would have reached age 70 1/2, or any other date permitted by the Code. The contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the L-share contract from that point forward unless additional purchase payments are made. The GMIB (see "Optional Benefits"), if selected, will terminate.


If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death; and
o  payouts begin no later than one year following the year of your death; and
o the payout period does not extend beyond the beneficiary's life or life expectancy.

Optional Benefits

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR)

The Benefit Protector is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary. Be sure to discuss with your sales representative whether or not the Benefit Protector is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector to your contract. Generally, you must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is only available under a nonqualified annuity contract. You may not select this rider if you select the Benefit Protector Plus or death benefit Option C. We reserve the right to discontinue offering the Benefit Protector for new contracts.


In some instances the rider effective date for the Benefit Protector may be after we issue the contract according to terms determined by us and at our sole discretion.

The Benefit Protector provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:


o  the applicable death benefit (see "Benefits in Case of Death),


PLUS

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or
o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.


--------------------------------------------------------------------------------
44 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Earnings at death: for purposes of the Benefit Protector and Benefit Protector Plus riders, this is an amount equal to the applicable death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.


Terminating the Benefit Protector:

o  You may terminate the rider within 30 days of the first rider anniversary.
o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.
o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse has the option of discontinuing the Benefit Protector within 30 days of the date of death.

For an example of how we calculate the death benefit under the Benefit Protector, please see the example in the Benefit Protector(SM) Plus Death Benefit Rider below.

NOTE: For special tax considerations associated with the Benefit Protector, see "Taxes."

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS)

The Benefit Protector Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector rider during the second rider year. Be sure to discuss with your sales representative whether or not the Benefit Protector Plus is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector Plus to you contract. You must elect the Benefit Protector Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is only available under nonqualified annuities purchased through a transfer or exchange. You may not select this rider if you select the Benefit Protector or death benefit Option C. We reserve the right to discontinue offering the Benefit Protector Plus for new contracts.


The Benefit Protector Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o  the benefits payable under the Benefit Protector described above,

PLUS

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                  Percentage if you and the annuitant are     Percentage if you or the annuitant are
Contract year     under age 70 on the rider effective date    70 or older on the rider effective date

One and Two                          0%                                       0%
Three and Four                      10%                                    3.75%
Five or more                        20%                                     7.5%



Another way to describe the benefits payable under the Benefit Protector Plus rider is as follows:

o  the standard death benefit (see "Benefits in Case of Death") PLUS

                  If you and the annuitant are under                     If you or the annuitant are age 70
Contract year    age 70 on the rider effective date, add...              or older on the rider effective date, add...

One              Zero                                                    Zero
Two              40% x earnings at death (see above)                     15% x earnings at death
Three & Four     40% x (earnings at death + 25% of                       15% x (earnings at death + 25% of
                 initial purchase payment*)                              initial purchase payment*)
Five or more     40% x (earnings at death + 50% of                       15% x (earnings at death + 50% of
                 initial purchase payment*)                              initial purchase payment*)


* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.


Terminating the Benefit Protector Plus:

o  You may terminate the rider within 30 days of the first rider anniversary.
o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.
o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

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45 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Example of the Benefit Protector and Benefit Protector Plus:


o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and you and the annuitant are under age 70. You select a L-share contract with death benefit Option B.
o On July 1, 2002 the contract value grows to $105,000. The death benefit under Option B on July 1, 2002 equals the contract value. You have not reached the first contract anniversary so neither the Benefit Protector nor the Benefit Protector Plus provides any additional benefit at this time.
o On Jan. 1, 2003 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time. The death benefit on Jan. 1, 2003 equals:

     death benefit Option B (contract value):                           $110,000
     plus the Benefit Protector benefit which equals 40% of earnings at death (death benefit Option B minus payments not
       previously withdrawn):     0.40 x ($110,000 - $100,000) =          +4,000
                                                                           -----
     Total death benefit of:                                            $114,000

o On Jan. 1, 2004 the contract value falls to $105,000. The death benefit on Jan. 1, 2004 equals:

     death benefit Option B (MAV):                                      $110,000

     plus the Benefit Protector benefit (40% of earnings at death):
       0.40 x ($110,000 - $100,000) =                                     +4,000

     plus the Benefit Protector Plus which in the third contract year equals 10% of purchase payments made within 60 daysof contract
       issue and not previously withdrawn: 0.10 x $100,000 =             +10,000
                                                                          ------
     Total death benefit of:                                            $124,000


o On Feb. 1, 2004 the contract value remains at $105, 000 and you request a partial withdrawal, including the applicable 7% withdrawal charge for a L-share contract, of $50,000. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to a 7% withdrawal charge because your contract is in its third year, so we will withdraw $39,500 ($36,735 + $2,765 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,235. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2004 equals:

     death benefit Option B (MAV adjusted for partial withdrawals):      $57,619

     plus the Benefit Protector benefit (40% of earnings at death):
       0.40 x ($57,619 - $55,000) =                                       +1,048

     plus the Benefit Protector Plus which in the third contract year equals 10% of purchase payments made within 60 days of contract
       issue and not previously withdrawn: 0.10 x $55,000 =               +5,500
                                                                           -----
     Total death benefit of:                                             $64,167


o On Jan. 1, 2005 the contract value falls to $40,000. The death benefit on Jan. 1, 2004 equals the death benefit on Feb. 1, 2004. The reduction in contract value has no effect.
o On Jan. 1, 2011 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector Plus also reaches its maximum of 20%. The death benefit on Jan. 1, 2011 equals:

     death benefit Option B (contract value):                           $200,000

     plus the Benefit Protector (40% of earnings at death, up to a maximum of 100% of purchase payments not previously
       withdrawn that are one or more years old)                         +55,000

     plus the Benefit Protector Plus which after the fourth contract year equals 20% of purchase payments made within 60 days of
       contract issue and not previously withdrawn: 0.20 x $55,000 =     +11,000
                                                                         -------
     Total death benefit of:                                            $266,000


--------------------------------------------------------------------------------
46 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

o On July 1, 2011 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on either the Benefit Protector or Benefit Protector Plus values. The death benefit on July 1, 2011 equals:

     death benefit Option B (contract value):                           $250,000

     plus the Benefit Protector (40% of earnings at death, up to a maximum of 100% of purchase payments not previously
       withdrawn that are one or more years old)                         +55,000

     plus the Benefit Protector Plus which after the fourth contract year equals 20% of purchase payments made within 60 days of
       contract issue and not previously withdrawn: 0.20 x $55,000 =     +11,000
                                                                         -------

     Total death benefit of:                                            $316,000

o On July 1, 2012 the contract value remains $250,000 and the "new" purchase payment is one year old. The value of the Benefit Protector changes but value of the Benefit Protector Plus remains constant. The death benefit on July 1, 2012 equals:

     death benefit Option B (contract value):                           $250,000

     plus the Benefit Protector benefit which equals 40% of earnings at death (death benefit Option B minus payments not
       previously withdrawn):     0.40 x ($250,000 - $105,000) =         +58,000

     plus the Benefit Protector Plus which after the fourth contract year equals 20% of purchase payments made within 60 days of
       contract issue and not previously withdrawn: 0.20 x $55,000 =     +11,000
                                                                         -------
     Total death benefit of:                                            $319,000


If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector Plus and substitute the applicable death benefit (see "Benefits in Case of Death").

NOTE: For special tax considerations associated with the Benefit Protector Plus, see "Taxes."


GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB)
The GMIB is intended to provide you with a guaranteed minimum lifetime income regardless of the volatility inherent in the investments in the subaccounts. If the annuitant is between age 70 and age 75 at contract issue, you should consider whether the GMIB is appropriate for your situation because:

o  you must hold the GMIB for 10 years*,
o  the GMIB terminates after the annuitant's 86th birthday,
o  you can only exercise the GMIB within 30 days after a contract anniversary*,
o the MAV and the 5% rising floor values we use in the GMIB benefit base to calculate annuity payouts under the GMIB are limited after age 81, and

o  there are additional costs associated with the rider.


Be sure to discuss whether or not the GMIB is appropriate for your situation with your sales representative.

* Unless the annuitant qualifies for a contingent event (see "Charges -- Contingent events").


If this rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose to add this benefit to your contract for an additional annual charge which we describe below. You must elect the GMIB along with death benefit Option C at the time you purchase your contract and your rider effective date will be the contract issue date.


In some instances we may allow you to add the GMIB to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the GMIB at the next contract anniversary and this would become the rider effective date. For purposes of calculating the GMIB benefit base under these circumstances, we consider the contract value on the rider effective date to be the initial purchase payment; we disregard all previous purchase payments, transfers and withdrawals in the GMIB calculations.


Investment selection under the GMIB: You may allocate your purchase payments or transfers to any of the subaccounts or the fixed accounts. However, we reserve the right to limit the amount you allocate to subaccounts investing in the AXP(R) Variable Portfolio -- Cash Management Fund to 10% of the total amount in the subaccounts. If we are required to activate this restriction, and you have more than 10% of your subaccount value in this fund, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the GMIB if you have not satisfied the limitation after 60 days.

--------------------------------------------------------------------------------
47 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Exercising the GMIB:


o you may only exercise the GMIB within 30 days after any contract anniversary following the expiration of a ten-year waiting period from the rider effective date. However, there is an exception if at any time the annuitant experiences a "contingent event" (terminal illness or confinement to a nursing home or hospital, see "Charges -- Contingent events" for more details.)

o  the annuitant on the retirement date must be between 50 and 86 years old.
o you can only take an annuity payout under one of the following annuity payout plans:

   -- Plan A - Life Annuity -- no refund
   -- Plan B - Life Annuity with ten years certain
   -- Plan D - Joint and last survivor life annuity -- no refund

o  you may change the annuitant for the payouts.

If you exercise the GMIB under a contingent event, you can take up to 50% of the benefit base in cash. You can use the balance of the GMIB benefit base (described below) for annuity payouts calculated using the guaranteed annuity purchase rates under any one of the payout plans listed above as long as the annuitant is between 50 and 86 years old on the retirement date.

The GMIB guarantees a minimum amount of fixed annuity lifetime income or a minimum first year variable annuity payout. We calculate fixed annuity payouts and first year variable annuity payouts using the guaranteed annuity purchase rates stated in Table B of the contract. After the first year, lifetime income variable annuity payouts will depend on the investment performance of the subaccounts you select. The payouts will be higher if your investment performance is greater than a 5% annual return and lower if investment performance is less than a 5% annual return.


The GMIB benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base (described below) equal to the largest value. The GMIB benefit base, less any applicable premium tax, is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the GMIB. If the GMIB benefit base is greater than the contract value, the GMIB may provide a higher annuity payout level than is otherwise available. However, the GMIB uses guaranteed annuity purchase rates that may be more conservative than the annuity purchase rates that we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB may be less than the income the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB, you may elect the higher standard payout option. The GMIB does not create contract value or guarantee the performance of any investment option.


GMIB benefit base: If the GMIB is effective at contract issue, the GMIB benefit base is the greatest of:

1. total purchase payments minus adjusted partial withdrawals;
2. contract value;
3. the MAV at the last contract anniversary plus any payments made since that anniversary minus adjusted partial withdrawals since that anniversary; or
4. the 5% rising floor.

Keep in mind that the MAV and the 5% rising floor values are limited after age
81.

We reserve the right to exclude from the GMIB benefit base any purchase payments you make in the five years before you exercise the GMIB. We would do so only if such payments total $50,000 or more or if they are 25% or more of total contract payments. If we exercise this right, we:

o subtract each payment adjusted for market value from the contract value and the MAV.
o subtract each payment from the 5% rising floor. We adjust the payments made to the fixed account for market value. We increase payments allocated to the subaccounts by 5% for the number of full contract years they have been in the contract before we subtract them from the 5% rising floor.

For each payment, we calculate the market value adjustment to the contract value, MAV, and the fixed account value of the 5% rising floor as:

  PMT x CVG
  --------
     ECV

     PMT = each purchase payment made in the five years before you exercise the
           GMIB.
     CVG = current contract value at the time you exercise the GMIB.
     ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments and partial withdrawals occur at the beginning of a contract year.


--------------------------------------------------------------------------------
48 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

For each payment, we calculate the 5% increase of payments allocated to the subaccounts as:

  PMT x (1.05)(to the power of CY)

     CY = the full number of contract years the payment has been in the contract.

Terminating the GMIB:

o You may terminate the rider within 30 days after the first and fifth rider anniversaries.
o  You may terminate the rider any time after the tenth rider anniversary.
o  The rider will terminate on the date:

   -- you make a full withdrawal from the contract;
   -- a death benefit is payable; or
   -- you choose to begin taking annuity payouts under the regular contract provisions.

o The rider will terminate on the contract anniversary after the annuitant's 86th birthday.

Example:


o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and you allocate all your purchase payments to the subaccounts.

o  There are no additional purchase payments and no partial withdrawals.
o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

Contract                                                                                                         GMIB
anniversary                  Contract value                  MAV                 5% rising floor             benefit base
  1                             $107,000                  $107,000                  $105,000
  2                              125,000                   125,000                   110,250
  3                              132,000                   132,000                   115,763
  4                              150,000                   150,000                   121,551
  5                               85,000                   150,000                   127,628
  6                              120,000                   150,000                   134,010
  7                              138,000                   150,000                   140,710
  8                              152,000                   152,000                   147,746
  9                              139,000                   152,000                   155,133
 10                              126,000                   152,000                   162,889                   $162,889
 11                              138,000                   152,000                   171,034                    171,034
 12                              147,000                   152,000                   179,586                    179,586
 13                              163,000                   163,000                   188,565                    188,565
 14                              159,000                   163,000                   197,993                    197,993
 15                              212,000                   212,000                   207,893                    212,000

NOTE: The MAV and 5% rising floor values are limited after age 81. Additionally, the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB.


--------------------------------------------------------------------------------
49 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity options) would be:

                                                                                    Minimum Guaranteed Monthly Income
Contract                                                  Plan A -                  Plan B -              Plan D - joint and
anniversary                       GMIB                 life annuity --          life annuity with         last survivor life
at exercise                   Benefit Base                no refund             ten years certain         annuity -- no refund

 10                    $162,889 (5% rising floor)        $  845.39                 $  822.59                   $674.36
 15                           212,000 (MAV)               1,259.28                  1,199.92                    973.08


The payouts above are shown at guaranteed annuity rates stated in Table B of the contract. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

Contract                                                  Plan A -                  Plan B -              Plan D - joint and
anniversary                                            life annuity --          life annuity with         last survivor life
at exercise                  Contract value               no refund             ten years certain         annuity -- no refund

10                              $126,000                 $  653.94                 $  636.30                   $521.64
15                               212,000                  1,259.28                  1,199.92                    973.08


At the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. The payouts will be higher if investment performance is greater than a 5% annual return and lower if investment performance is less than a 5% annual return.

The GMIB fee: This fee currently costs 0.30% of the GMIB benefit base annually and it is taken in a lump sum from the contract value on each contract anniversary at the end of each contract year. If the contract is terminated or if annuity payouts begin, we will deduct the fee at that time adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin. We can increase the GMIB fee on new contracts up to a maximum of 0.75%. We calculate the fee as follows:

  BB + AT - FAV

     BB  = the GMIB benefit base.
     AT = adjusted transfers from the subaccounts to the fixed accounts made in the six months before the contract anniversary calculated as:

                                    PT x VAT
                                    --------
                                       SVT

          PT  = the  amount  transferred  from  the  subaccounts  to the  fixed accounts within six months of the contract anniversary
          VAT = variable  account  floor  on the  date of (but  prior  to) the transfer
          SVT = value of the subaccounts on the date of (but prior to) the transfer

     FAV = the value of your fixed accounts.


The result of AT - FAV will never be greater than zero. This allows us to base the GMIB fee largely on the subaccounts.

Example:

o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and allocate all of your payment to the subaccounts.
o  You make no transfers or partial withdrawals.

Contract                                                  GMIB fee              Value on which we              GMIB fee
anniversary                  Contract value              percentage             base the GMIB fee           charged to you
  1                             $ 80,000                    0.30%       5% rising floor = $100,000 x 1.05        $315
  2                              150,000                    0.30%       Contract value = $150,000                 450
  3                              102,000                    0.30%       MAV = $150,000                            450


--------------------------------------------------------------------------------
50 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

The Annuity Payout Period

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below.


You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). You may reallocate this contract value to the one-year fixed account to provide fixed dollar payouts and/or among the subaccounts to provide variable annuity payouts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.


Amounts of fixed and variable payouts depend on:

o  the annuity payout plan you select;
o  the annuitant's age and, in most cases, sex;
o  the annuity table in the contract; and
o  the amounts you allocated to the accounts at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.)

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

ANNUITY TABLES
The annuity tables in your contract show the amount of the monthly payout for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table B shows the minimum amount of each fixed payout. Amounts in Table B are based on the guaranteed annual effective interest rate shown in your contract. We declare current payout rates that we use in determining the actual amount of your fixed payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

Table A shows the amount of the first monthly variable payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. Using Table A results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.


--------------------------------------------------------------------------------
51 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

ANNUITY PAYOUT PLANS
You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan:

o Plan A - Life annuity -- no refund: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we have made only one monthly payout, we will not make any more payouts.

o Plan B - Life annuity with five, ten or 15 years certain: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o Plan C - Life annuity -- installment refund: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o Plan D - Joint and last survivor life annuity -- no refund: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.


o Plan E - Payouts for a specified period: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. If the original contract was a L-share contract, the discount rate we use in the calculation will vary between 5.45% and 6.95% depending on the applicable assumed investment rate. If the original contract was a C-share contract, the discount rate we use in the calculation will vary between 5.65% and 7.15% depending on the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")


Annuity Payout Plan Requirements for Qualified Annuities: If you purchased a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan that complies with your contract and with applicable law. Your contract describes you payout plan options. The options will meet certain IRS regulations governing required minimum distributions if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal of substantially equal payments over a period not longer than the life of the annuitant or over the life of the annuitant and designated beneficiary; or
o in equal or substantially equal payments over a period not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and a designated beneficiary; or
o over a period certain not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary.

If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you allocated to the one-year fixed account will provide fixed dollar payouts and contract values that you allocated among the subaccounts will provide variable annuity payouts.

If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

Death after annuity payouts begin: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


--------------------------------------------------------------------------------
52 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Taxes

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the fixed accounts and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements.

Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

Qualified annuities: When you use your contract to fund a retirement plan that is already tax deferred under the Code, the contract will not provide any necessary or additional tax deferral for that retirement plan.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions during your life (except for Roth IRAs) and after your death. You should refer to your retirement plan or adoption agreement, or consult a tax advisor for more information about these distribution rules.

Annuity payouts under qualified annuities (except Roth IRAs): Under a qualified annuity, the entire payout generally is includable as ordinary income and is subject to tax except to the extent that contributions were made with after-tax dollars. If you or your employer invested in your contract with deductible or pre-tax dollars as part of a tax-deferred retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.

Withdrawals: If you withdraw part or all of your contract before your annuity payouts begin, your withdrawal payment will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds your investment. You also may have to pay a 10% IRS penalty for withdrawals you make before reaching age 59 1/2 unless certain exceptions apply. For qualified annuities, other penalties may apply if you make withdrawals from your contract before your plan specifies that you can receive payouts.

Death benefits to beneficiaries under nonqualified annuities: The death benefit under a contract is not tax exempt. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

Death benefits to beneficiaries under qualified annuities: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

Special considerations if you select either the Benefit Protector or the Benefit Protector Plus Riders: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report the benefits attributable to this rider on the death of you or annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

Annuities owned by corporations, partnerships or trusts: For nonqualified annuities, any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax deferred.

Penalties: If you receive amounts from your contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o  because of your death;
o  because you become disabled (as defined in the Code);
o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or
o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For a qualified annuity, other exceptions may apply if you make withdrawals from your contract before you reach age 59 1/2.


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53 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Withholding, generally: If you receive all or part of the contract value, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual tax return.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding. The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.

Transfer of ownership of a nonqualified annuity: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer.

Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal.

Important: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

Tax qualification: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

Voting Rights

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o  the reserve held in each subaccount for your contract; divided by
o  the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.


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54 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Substitution of Investments

We may substitute the funds in which the subaccounts invest if:

o  laws or regulations change;
o  the existing funds become unavailable; or
o  in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute the funds currently listed in this prospectus for other funds.

We may also:

o  add new subaccounts;
o  combine any two or more subaccounts;
o  make additional subaccounts investing in additional funds;
o  transfer assets to and from the subaccounts or the variable account; and
o  eliminate or close any subaccounts.

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments. We will notify you of any substitution or change.

About the Service Providers

PRINCIPAL UNDERWRITER
American Express Financial Advisors Inc. (AEFA) serves as the principal underwriter for the contract. Its offices are located at 70100 AXP Financial Center, Minneapolis, MN 55474. AEFA is a wholly-owned subsidiary of American Express Financial Corporation (AEFC) which is a wholly-owned subsidiary of American Express Company, a financial services company headquartered in New York City.

The contracts will be distributed by broker-dealers which have entered into distribution agreements with AEFA and American Enterprise Life.

ISSUER
American Enterprise Life issues the annuities. American Enterprise Life is a wholly-owned subsidiary of IDS Life, which is a wholly-owned subsidiary of AEFC.

American Enterprise Life is a stock life insurance company organized in 1981 under the laws of the state of Indiana. Its administrative offices are located at 829 AXP Financial Center, Minneapolis, MN 55474. Its statutory address is 100 Capitol Center South, 201 North Illinois Street, Indianapolis, IN 46204. American Enterprise Life conducts a conventional life insurance business.

American Enterprise Life pays cash compensation to the broker-dealers and insurance agencies who have entered into distribution agreements with American Enterprise Life and AEFA for the sale of contracts. This compensation will not result in any charge to contract owners or to the variable account in addition to the charges described in this prospectus. This cash compensation will not be more than 9.0% of the purchase payments it receives on the contracts. From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives, in cash or credit or other compensation.

LEGAL PROCEEDINGS

[To be updated upon amendment]

A number of lawsuits have been filed against life and health insurers in jurisdictions in which American Enterprise Life and its affiliates do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. IDS Life was a defendant in three class action lawsuits of this nature. American Enterprise Life was a named defendant in one of the suits, Richard W. and Elizabeth J. Thoresen v. American Express Financial Corporation, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York, which was commenced in Minnesota state court on October 13, 1998. The action was brought by individuals who purchased an annuity in a qualified plan. The allegations alleged that the sales of annuities in tax-deferred contributory retirement plans (e.g., IRAs) is never appropriate. In January, 2000, AEFC reached an agreement in principle to settle the three class-action lawsuits described above. In August, 2000 another action entitled Lesa Benacquisto, Daniel Benacquisto, Richard Thoresen, Elizabeth Thoresen, Arnold Mork, Isabella Mork, Ronald Melchert and Susan Melchert v. American Express Financial Corporation, American Express Financial Advisors, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in the United States District Court for the District of Minnesota.

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55 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

In May, 2001 the District Court, Fourth Judicial District for the State of Minnesota, County of Hennepin and the United States District Court for the District of Minnesota entered orders approving the settlement as tentatively reached in January, 2000. Appeals were filed in both federal and state appellate courts but subsequently dismissed by the parties filing the appeals. The orders approving the settlement were final as of September 24, 2001. Implementation of the settlement commenced October 15, 2001.

A number of individuals opted out of the settlement. To date, very few of these individuals have filed lawsuits against the company. Several of the individuals who opted out are represented by counsel. In the aggregate, the Company does not consider this litigation material.


Additional Information About American Enterprise Life

SELECTED FINANCIAL DATA

The following selected financial data for American Enterprise Life should be read in conjunction with the financial statements and notes.

[To be updated upon amendment.]

                               Nine months ended                                     Years ended Dec. 31
(thousands)              Sept. 30, 2001  Sept. 30, 2000       2000            1999          1998          1997             1996
Net investment income           $              $           $  299,759     $  322,746     $  340,219      $  332,268     $  271,719
Net loss on investments                                           469          6,565         (4,788)           (509)        (5,258)
Other                                                          12,248          8,338          7,662           6,329          5,753
Total revenues                  $              $           $  312,476     $  337,649     $  343,093      $  338,088     $  272,214
Income before income taxes      $              $           $   38,452     $   50,662     $   36,421      $   44,958     $   35,735
Net income                      $              $           $   24,365     $   33,987     $   22,026      $   28,313     $   22,823
Total assets                    $              $           $4,652,221     $4,603,343     $4,885,621      $4,973,413     $4,425,837

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Nine Months Ended Sept. 30, 2001 Compared to Nine Months Ended Sept. 30, 2000:
Nine Months Ended Sept. 30, 2000 Compared to Nine Months Ended Sept. 30, 1999:

Dec. 31, 2000 Compared to Dec. 31, 1999:
Net income decreased 29% to $24 million in 2000, compared to $34 million in 1999. Income before income taxes totaled $38 million in 2000, compared with $51 million in 1999. The decrease was primarily the result of lower net investment income of $300 million in 2000, compared with $323 million in 1999.

Total investment contract deposits received increased to $721 million in 2000, compared with $336 million in 1999. This increase is primarily due to an increase in variable annuity deposits in 2000.

Total revenues decreased to $312 million in 2000, compared with $338 million in 1999. The decrease is primarily due to decreases in net investment income and net realized gains on investments. Net investment income, the largest component of revenues, decreased 7% from the prior year, reflecting a decrease in investments owned and lower investment yields.

Policyholder and contractholder charges increased 13% to $6.9 million in 2000, compared with $6.1 million in 1999, reflecting an increase in annuity withdrawal charges. American Enterprise Life receives mortality and expense risk fees from the separate accounts. Mortality and expense risk fees increased 135% to $5.4 million in 2000, compared with $2.3 million in 1999, this reflects the increase in separate account assets.

Net realized gain on investments was $0.5 million in 2000, compared with $6.6 million in 1999. The decrease in net realized gains was primarily due to the loss on sale and writedowns of fixed maturity investments.

Total benefits and expenses decreased 5% to $274 million in 2000, compared with $287 million in 1999. The largest component of expenses, interest credited on investment contracts, decreased to $191 million, reflecting a decrease in fixed annuities in force and lower crediting rates. Amortization of deferred policy acquisition costs increased to $48 million, compared to $43 million in 1999. This increase was due primarily to increased aggregate amounts in force.

Other operating expenses remained steady at $35 million in 2000.

Dec. 31, 1999 Compared to Dec. 31, 1998:
Net income increased 54% to $34 million in 1999, compared to $22 million in 1998. Earnings growth resulted primarily net realized gains of $6.6 million in 1999, compared to net realized losses of $4.8 in 1998.

Income before income taxes totaled $51 million in 1999, compared with $36 million in 1998.

Total investment contract deposits received decreased to $336 million in 1999, compared with $348 million in 1998. This decrease is primarily due to a decrease in sales of variable annuities in 1999.


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56 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Total revenues decreased to $338 million in 1999, compared with $343 million in 1998. The decrease is primarily due to decreased net investment income which was partially offset by an increase in realized gain on investments. Net investment income, the largest component of revenues, decreased 5% from the prior year, reflecting decreases in investments owned and investment yields.

Contractholder charges decreased 5% to $6.1 million in 1999, compared with $6.4 million in 1998, reflecting a decrease in fixed annuities inforce. American Enterprise Life receives mortality and expense risk fees from the separate accounts. Mortality and expense risk fees increased 77% to $2.3 million in 1999, compared with $1.3 million in 1998, this reflects the increase in separate account assets.

Net realized gain on investments was $6.6 million in 1999, compared to a net realized loss on investments of $4.8 million in 1998. The net realized gains were primarily due to the sale of available for sale fixed maturity investments at a gain as well as a decrease in the allowance for mortgage loan losses based on management's regular evaluation of allowance adequacy.

Total benefits and expenses decreased slightly to $287 million in 1999. The largest component of expenses, interest credited on investment contracts, decreased to $209 million, reflecting a decrease in fixed annuities in force and lower interest rates. Amortization of deferred policy acquisition costs decreased to $43 million, compared to $54 million in 1998. This decrease was due primarily to decreased aggregate amounts in force, as well as the impact of changing prospective assumptions in 1998 based on actual lapse experience on certain fixed annuities.

Other operating expenses increased 46% to $35 million in 1999, compared to $24 million in 1998. This increase primarily reflects technology costs related to growth initiatives.

Risk Management
The sensitivity analysis of the test of market risk discussed below estimates the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings based on year-end positions. The market changes, assumed to occur as of year-end, is a 100 basis point increase in market interest rates. Computations of the prospective effects of hypothetical interest rate change based on numerous assumptions, including relative levels of market interest rates as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occurred over time. As a result, actual earnings effects in the future will differ from those quantified below.

American Enterprise Life primarily invests in fixed income securities over a broad range of maturities for the purpose of providing fixed annuity clients with a competitive rate of return on their investments while minimizing risk, and to provide a dependable and targeted spread between the interest rate earned on investments and the interest rate credited to contractholders' accounts. American Enterprise Life does not invest in securities to generate trading profits.

American Enterprise Life has an investment committee that holds regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committee reviews models projecting different interest rate scenarios and their impact on profitability. The objective of the committee is to structure the investment security portfolio based upon the type and behavior of products in the liability portfolio so as to achieve targeted levels of profitability.

Rates credited to contractholders' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategy includes the purchase of some types of derivatives, such as interest rate caps, swaps and floors, for hedging purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to contractholders' accounts.

The negative effect on American Enterprise Life's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models to the book of business at Dec. 31, 2000, would be approximately $4.6 million.

Liquidity and Capital Resources
The liquidity requirements of American Enterprise Life are met by funds provided by annuity considerations, investment income, proceeds from sales of investments as well as maturities and periodic repayments of investment principal.

The primary uses of funds are policy benefits, commissions and operating expenses, policy loans, and investment purchases.

American Enterprise Life has an available line of credit with AEFC aggregating $50 million. The line of credit is used strictly as a short-term source of funds. No borrowings were outstanding under the agreement at Dec. 31, 2000. At Dec. 31, 2000, outstanding reverse repurchase agreements totaled $25 million.

At Dec. 31, 2000, investments in fixed maturities comprised 80% of American Enterprise Life's total invested assets. Of the fixed maturity portfolio, approximately 30% is invested in GNMA, FNMA and FHLMC mortgage-backed securities which are considered AAA/Aaa quality.

At Dec. 31, 2000, approximately 15% of American Enterprise Life's investments in fixed maturities were below investment grade bonds. These investments may be subject to a higher degree of risk than the investment grade issues because of the borrower's generally greater sensitivity to adverse economic conditions, such as recession or increasing interest rates, and in certain instances, the lack of an active


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57 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
secondary market. Expected returns on below investment grade bonds reflect consideration of such factors. American Enterprise Life has identified those fixed maturities for which a decline in fair value is determined to be other than temporary, and has written them down to fair value with a charge to earnings.

At Dec. 31, 2000, net unrealized depreciation on fixed maturities held to maturity included $10.7 million of gross unrealized appreciation and $17.8 million of gross unrealized depreciation. Net unrealized depreciation on fixed maturities available for sale included $30.2 million of gross unrealized appreciation and $125.6 million of gross unrealized depreciation.

At Dec. 31, 2000, American Enterprise Life had an allowance for losses for mortgage loans totaling $3.3 million.

The economy and other factors have caused a number of insurance companies to go under regulatory supervision. This circumstance has resulted in assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. Some assessments can be partially recovered through a reduction in future premium taxes in certain states. American Enterprise Life established an asset for guaranty association assessments paid to those states allowing a reduction in future premium taxes over a reasonable period of time. The asset is being amortized as premium taxes are reduced. American Enterprise Life has also estimated the potential effect of future assessments on American Enterprise Life's financial position and results of operations and has established a reserve for such potential assessments.

The National Association of Insurance Commissioners has established risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. These standards require the computation of a risk-based capital amount which is then compared to a company's actual total adjusted capital. The computation involves applying factors to various statutory financial data to address four primary risks: asset default, adverse insurance experience, interest rate risk and external events. These standards provide for regulatory attention when the percentage of total adjusted capital to authorized control level risk-based capital is below certain levels. As of Dec. 31, 2000, American Enterprise Life's total adjusted capital was well in excess of the levels requiring regulatory attention.

RESERVES
In accordance with the insurance laws and regulations under which we operate, we are obligated to carry on our books, as liabilities, actuarially determined reserves to meet our obligations on our outstanding annuity contracts. We base our reserves for deferred annuity contracts on accumulation value and for fixed annuity contracts in a benefit status on established industry mortality tables. These reserves are computed amounts that will be sufficient to meet our policy obligations at their maturities.

INVESTMENTS
Of our total investments of $3,735,994 at Dec. 31, 2000, 27% was invested in mortgage-backed securities, 54% in corporate and other bonds, 19% in primary mortgage loans on real estate and less than 1% in other investments.

COMPETITION
We are engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are over 1,600 stock, mutual and other types of insurers in the life insurance business. Best's Insurance Reports, Life-Health edition 2000, assigned us one of its highest classifications, A+ (Superior).

EMPLOYEES
As of Dec. 31, 2000, we had no employees.

PROPERTIES
We occupy office space in Minneapolis, MN, which is leased by AEFC. We reimburse AEFC for rent based on direct and indirect allocation methods. Facilities occupied by us are believed to be adequate for the purposes for which they are used and well maintained.

STATE REGULATION
American Enterprise Life is subject to the laws of the State of Indiana governing insurance companies and to the regulations of the Indiana Department of Insurance. An annual statement in the prescribed form is filed with the Indiana Department of Insurance each year covering our operation for the preceding year and its financial condition at the end of such year. Regulation by the Indiana Department of Insurance includes periodic examination to determine American Enterprise's contract liabilities and reserves so that the Indiana Department of Insurance may certify that these items are correct. The Company's books and accounts are subject to review by the Indiana Department of Insurance at all times. Such regulation does not, however, involve any supervision of the account's management or the company's investment practices or policies. In addition, American Enterprise Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. A full examination of American Enterprise Life's operations is conducted periodically by the National Association of Insurance Commissioners. Under insurance guaranty fund laws, in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.


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58 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Directors and Executive Officers*

The directors and principal executive officers of American Enterprise Life and the principal occupation of each during the last five years is as follows:

DIRECTORS
Gumer C. Alvero
Born in 1967
Director, chairman of the board and executive vice president - Annuities since January 2001; vice president - Variable Annuities, AEFC, since April 1998; executive assistant to president/CEO, AEFC, from April 1996 to April 1998.

Carol A. Holton
Born in 1952
Director, president and chief executive officer since January 2001; vice president - Third Party Distribution, AEFC, since April 1998; director - Distributor Services, AEFC, from September 1997 to April 1998; director - Business Systems and Operations, F&G Life, from July 1996 to August 1997.

Paul S. Mannweiler**
Born in 1949
Director since 1986; Partner at Locke Reynolds Boyd & Weisell since 1980.

Teresa J. Rasmussen
Born in 1956
Director, vice president, general counsel and secretary since December 2000; vice president and assistant general counsel, AEFC, since August 2000; assistant vice president, AEFC, from October 1995 to August 2000.

OFFICERS OTHER THAN DIRECTORS
Lorraine R. Hart
Born in 1951
Vice president - Investments since 1992; vice president - Insurance Investments, AEFC since 1998; and vice president - Investments, American Express Certificate Company since 1994.

Stuart A. Sedlacek
Born in 1957
Executive vice president since 1998; executive vice president - Assured Assets, 1994 to 1998; senior vice president and chief financial officer, AEFC, since 1998; vice president, AEFC, from September 1988 to 1998.

Philip C. Wentzel
Born in 1961
Vice president and controller since 1998; director of financial reporting and analyses, AEFC, from 1992 to 1997.

David L. Yowan
Born in 1957
Vice president and treasurer since March 2001; senior vice president and assistant treasurer of American Express Company since January 1999; vice president and corporate treasurer, AEFC, since April 2001; senior portfolio and risk management officer for the North American Consumer Bank of Citigroup from August 1987 to January 1999.

 * The address for all of the directors and principal officers is: 200 AXP Financial Center, Minneapolis, MN 55474 except for Mr. Mannweiler who is an independent director.
** Mr. Mannweiler's address is: 201 No. Illinois Street, Indianapolis, IN  46204


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59 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

EXECUTIVE COMPENSATION
Our executive officers also may serve one or more affiliated companies. The following table reflects cash compensation paid to the five most highly compensated executive officers as a group for services rendered in the most recent year to us and our affiliates. The table also shows the total cash compensation paid to all our executive officers, as a group, who were executive officers at any time during the most recent year.

Name of individual or number in group                          Position held                                    Cash compensation
Five most highly compensated executive officers as a group:                                                          $8,138,209
Stephen W. Roszell                                             President and Chief Executive Officer
Richard W. Kling                                               Chairman of the Board
Lorraine R. Hart                                               Vice President - Investments
David M. Kuplic                                                Assistant Vice President - Investments
Stuart A. Sedlacek                                             Executive Vice President
All executive officers as a group (11)                                                                              $11,289,475

SECURITY OWNERSHIP OF MANAGEMENT
Our directors and officers do not beneficially own any outstanding shares of stock of the company. All of our outstanding shares of stock are beneficially owned by IDS Life. The percentage of shares of IDS Life owned by any director, and by all our directors and officers as a group, does not exceed 1% of the class outstanding.

Experts

Ernst & Young LLP, independent auditors, have audited the financial statements of American Enterprise Life Insurance Company at Dec. 31, 2000 and 1999, and for each of the three years in the period ended Dec. 31, 2000, and the individual and combined statements of the segregated asset subaccounts of American Enterprise Variable Annuity Account as of Dec. 31, 2000 and for the periods indicated therein, as set forth in their reports. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.



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60 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS
AMERICAN ENTERPRISE LIFE INSURANCE COMPANY

We have audited the accompanying balance sheets of American Enterprise Life Insurance Company (a wholly owned subsidiary of IDS Life Insurance Company) as of December 31, 2000 and 1999, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Enterprise Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/S/ Ernst & Young LLP
---------------------
    Ernst & Young LLP
    February 8, 2001
    Minneapolis, Minnesota

--------------------------------------------------------------------------------
61  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Balance sheets

December 31, ($ thousands, except share amounts)         2000           1999
Assets
Investments:
     Fixed maturities:
         Held to maturity, at amortized cost
            (fair value: 2000, $927,031;
            1999, $984,103)                             $  934,091   $1,006,349
         Available for sale, at fair value
            (amortized cost: 2000, $2,163,906;
            1999, $2,411,799)                            2,068,487    2,304,487
                                                         ---------    ---------
                                                         3,002,578    3,310,836
     Mortgage loans on real estate                         724,009      785,253
     Other investments                                       9,407       11,470
                                                             -----       ------
            Total investments                            3,735,994    4,107,559
Cash and cash equivalents                                   34,852           --
Amounts due from brokers                                     1,316           --
Accounts receivable                                            867          316
Accrued investment income                                   54,941       56,676
Deferred policy acquisition costs                          198,622      180,288
Deferred income taxes                                       26,350       37,501
Other assets                                                 9,969            9
Separate account assets                                    589,310      220,994
                                                           -------      -------
            Total assets                                $4,652,221   $4,603,343
                                                        ==========   ==========

Liabilities and stockholder's equi1ty
Liabilities:
     Future policy benefits for:
         Fixed annuities                                $3,584,784   $3,921,513
         Universal life-type insurance                          10           --
     Policy claims and other policyholders' funds            9,295       12,097
     Amounts due to brokers                                 24,387       25,215
     Other liabilities                                       6,326       17,436
     Separate account liabilities                          589,310      220,994
                                                           -------      -------
            Total liabilities                            4,214,112    4,197,255
Commitments and contingencies
Stockholder's equity:
     Capital stock, $100 par value per share;
         100,000 shares authorized, 20,000 shares
         issued and outstanding                              2,000        2,000
     Additional paid-in capital                            282,872      282,872
     Accumulated other comprehensive loss:
         Net unrealized securities losses                  (62,097)     (69,753)
     Retained earnings                                     215,334      190,969
                                                           -------      -------
            Total stockholder's equity                     438,109      406,088
                                                           -------      -------
Total liabilities and stockholder's equity              $4,652,221   $4,603,343
                                                        ==========   ==========

See accompanying notes.


--------------------------------------------------------------------------------
62  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Statements of income

Years ended December 31, ($ thousands)                2000      1999      1998
Revenues:
Net investment income                              $299,759  $322,746  $340,219
Policyholder and contractholder charges               6,865     6,069     6,387
Mortality and expense risk fees                       5,383     2,269     1,275
Net realized gain (loss) on investments                 469     6,565    (4,788)
                                                        ---     -----    ------
     Total revenues                                 312,476   337,649   343,093
                                                    -------   -------   -------
Benefits and expenses:
Interest credited on investment contracts           191,040   208,583   228,533
Amortization of deferred policy acquisition costs    47,676    43,257    53,663
Other operating expenses                             35,308    35,147    24,476
                                                     ------    ------    ------
     Total benefits and expenses                    274,024   286,987   306,672
                                                    -------   -------   -------
Income before income taxes                           38,452    50,662    36,421
Income taxes                                         14,087    16,675    14,395
                                                     ------    ------    ------
Net income                                         $ 24,365  $ 33,987  $ 22,026
                                                   ========  ========  ========


See accompanying notes.


--------------------------------------------------------------------------------
63  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Statements of stockholder's equity
                                                                                                      Accumulated
                                                                                                        Other
                                                           Total                      Additional    Comprehensive
                                                       Stockholder's     Capital        Paid-In     (Loss) Income,     Retained
Three years ended December 31, ($ thousands)              Equity          Stock        Capital        Net of Tax       Earnings
Balance, January 1, 1998                                $ 469,344         $2,000       $282,872    $    49,516         $134,956
Comprehensive income:
     Net income                                            22,026             --             --             --           22,026
     Unrealized holding losses arising
         during the year, net of taxes of $3,400           (6,314)            --             --         (6,314)              --
     Reclassification adjustment for losses
         included in net income,
         net of tax of ($588)                               1,093             --             --          1,093               --
                                                            -----          -----          -----          -----            -----
Other comprehensive loss                                   (5,221)            --             --         (5,221)              --
                                                           ------          -----          -----         ------            -----
Comprehensive income:                                      16,805
                                                           ------

Balance, December 31, 1998                                486,149          2,000        282,872         44,295          156,982
Comprehensive loss:
     Net income                                            33,987             --             --             --           33,987
     Unrealized holding losses arising
         during the year, net of taxes of $59,231        (110,001)            --             --       (110,001)              --
     Reclassification adjustment for gains
         included in net income,
         net of tax of $2,179                              (4,047)            --             --         (4,047)              --
                                                           ------          -----          -----         ------            -----
Other comprehensive loss                                 (114,048)            --             --       (114,048)              --
                                                         --------          -----          -----       --------            -----
Comprehensive loss                                        (80,061)
                                                          -------

Balance, December 31, 1999                                406,088          2,000        282,872        (69,753)         190,969
Comprehensive income:
     Net income                                            24,365             --             --             --           24,365
     Unrealized holding gains arising
         during the year, net of taxes of $(4,812)          8,937             --             --          8,937               --
     Reclassification adjustment for gains
         included in net income,
         net of tax of $690                                (1,281)            --             --         (1,281)              --
                                                           ------          -----          -----         ------            -----
Other comprehensive income                                  7,656             --             --          7,656               --
                                                            -----          -----          -----          -----            -----
Comprehensive income                                       32,021
                                                           ------
Balance, December 31, 2000                              $ 438,109         $2,000       $282,872    $   (62,097)        $215,334
                                                        =========         ======       ========    ===========         ========

See accompanying notes.


--------------------------------------------------------------------------------
64  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Statements of cash flows

Years ended December 31, ($ thousands)                                                2000                1999                1998
Cash flows from operating activities:
Net income                                                                       $  24,365           $  33,987           $  22,026
Adjustments to reconcile net income
to net cash (used in) provided by operating activities:
     Change in accrued investment income                                             1,735               5,064              (2,152)
     Change in accounts receivable                                                    (551)               (102)                349
     Change in deferred policy acquisition costs, net                              (18,334)             16,191              28,022
     Change in other assets                                                         (9,960)                 34                  74
     Change in policy claims and other policyholders' funds                         (2,802)              4,708              (3,939)
     Deferred income tax provision (benefit)                                         7,029                 711              (9,591)
     Change in other liabilities                                                   (11,110)             (7,064)              7,595
     Amortization of premium, net                                                    2,682               2,315                 122
     Net realized (gain) loss on investments                                          (469)             (6,565)              4,788
     Other, net                                                                       (233)             (1,562)              2,544
                                                                                      ----              ------               -----
         Net cash (used in) provided by operating activities                        (7,648)             47,717              49,838

Cash flows from investing activities: Fixed maturities held to maturity:
     Maturities                                                                     65,716              65,705              73,601
     Sales                                                                           5,128               8,466              31,117
Fixed maturities available for sale:
     Purchases                                                                    (101,665)           (593,888)           (298,885)
     Maturities                                                                    171,297             248,317             335,357
     Sales                                                                         176,296             469,126              48,492
Other investments:
     Purchases                                                                      (1,388)            (28,520)           (161,252)
     Sales                                                                          65,978              57,548              78,681
Change in amounts due from brokers                                                  (1,316)                 --                  --
Change in amounts due to brokers                                                      (828)            (29,132)             19,412
                                                                                      ----             -------              ------
         Net cash provided by investing activities                                 379,218             197,622             126,523

Cash flows from financing activities:
Activity related to universal life type insurance and investment contracts:
     Considerations received                                                       398,462             299,899             302,158
     Surrenders and other benefits                                                (926,220)           (753,821)           (707,052)
     Interest credited to account balances                                         191,040             208,583             228,533
                                                                                   -------             -------             -------
         Net cash used in financing activities                                    (336,718)           (245,339)           (176,361)
                                                                                  --------            --------            --------
Net increase in cash and cash equivalents                                           34,852                  --                  --
Cash and cash equivalents at beginning of year                                          --                  --                  --
                                                                                      ----                ----                ----
Cash and cash equivalents at end of year                                         $  34,852           $      --           $      --
                                                                                 =========           =========           =========
See accompanying notes.


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65  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of business
American Enterprise Life Insurance Company (the Company) is a stock life insurance company that is domiciled in Indiana and is licensed to transact insurance business in 48 states. The Company's principal product is deferred annuities, which are issued primarily to individuals. It offers single premium and annual premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities and variable universal life are offered as well. The Company distributes its products through financial institutions and unbranded independent financial advisors.

Basis of presentation
The Company is a wholly-owned subsidiary of IDS Life Insurance Company (IDS
Life), which is a wholly owned subsidiary of American Express Financial Corporation (AEFC). AEFC is a wholly owned subsidiary of American Express Company. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States which vary in certain respects from reporting practices prescribed or permitted by the Indiana Department of Insurance (see Note 4).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of accumulated other comprehensive (loss) income, net of deferred income taxes.

Realized investment gain or loss is determined on an identified cost basis.

Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income.

Mortgage loans on real estate are carried at amortized cost less a reserve for mortgage loan losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses. The reserve for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

The cost of interest rate caps and floors is amortized to investment income over the life of the contracts and payments received as a result of these agreements are recorded as investment income when realized. The amortized cost of interest rate caps and floors is included in other investments. Amounts paid or received under interest rate swap agreements are recognized as an adjustment to investment income.

--------------------------------------------------------------------------------
66  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Statements of cash flows
The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost which approximates fair value.

Supplementary information to the statements of cash flows for the years ended December 31, is summarized as follows:

                                    2000        1999         1998
Cash paid during the year for:
Income taxes                     $14,861     $22,007      $19,035
Interest on borrowings             1,073       2,187        5,437
                                   -----       -----        -----

Recognition of profits on annuity contracts
Profits on fixed and variable deferred annuities are recognized by the Company over the lives of the contracts, using primarily the interest method. Profits on fixed annuities represent the excess of investment income earned from investment of contract considerations over interest credited to contract owners and other expenses. Profits on variable annuities represent the excess of contractholder charges over the costs of benefits provided and other expenses.

The retrospective deposit method is used in accounting for fixed and variable universal life-type insurance. Under this method, profits are recognized over the lives of the policies in proportion to the estimated gross profits expected to be realized.

Policyholder and contractholder charges include surrender charges and fees collected regarding the issue and administration of annuity contracts.

Deferred policy acquisition costs
The costs of acquiring new business, principally sales compensation, policy issue costs, and certain sales expenses, have been deferred on annuity contracts. These costs are amortized using primarily the interest method.

Amortization of deferred policy acquisition costs requires the use of assumptions including interest margins, mortality margins, persistency rates, maintenance expense levels and, for variable products, separate account performance. For variable universal life-type insurance and deferred annuities, actual experience is reflected in the Company's amortization models monthly. As actual experience differs from the current assumptions, management considers the need to change key assumptions underlying the amortization models prospectively. The impact of changing prospective assumptions is reflected in the period that such changes are made and is generally referred to as an unlocking adjustment. During 2000, unlocking adjustments resulted in a net increase in amortization of $1.5 million. Net unlocking adjustments in 1999 were not significant. During 1998, unlocking adjustments resulted in a net increase in amortization of $11 million.

Liabilities for future policy benefits
Liabilities for universal-life type insurance and fixed and variable deferred annuities are accumulation values.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

Federal income taxes
The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

Included in other liabilities at December 31, 2000 and 1999 are $9,944 and $2,147, receivable from and payable to, respectively, IDS Life for federal income taxes.

Separate account business
The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity contract owners. The Company receives mortality and expense risk fees from the variable annuity separate accounts.

The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.


--------------------------------------------------------------------------------
67  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Accounting changes
In June 1998, the Financial Accounting Standards Board (FASB) issued, and subsequently amended, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the company adopted on January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including some embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative will be recorded in income or directly to equity, depending on the instrument's designated use.

A one-time opportunity to reclassify held-to-maturity investments to available-for-sale is allowed without tainting the remaining securities in the held-to-maturity portfolio. The Company has elected to take this opportunity to reclass its held-to-maturity investments to available-for-sale.

As of January 1, 2001, the cumulative impact of applying the Statement's accounting requirements will not have a significant impact on the Company's financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," superceding SFAS No. 125. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The company does not expect SFAS No. 140 to have a material impact on the company's financial position or results of operations.

In July 2000, the FASB's Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests in Securitized Financial Assets." The consensus must be adopted for fiscal quarters beginning after March 15, 2001, with earlier adoption permitted. Issue 99-20 prescribes new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. Application of the provisions of the consensus will not have a material impact on the Company's financial position or results of operations.

Reclassifications
Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.

2. INVESTMENTS
Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

The amortized cost, gross unrealized gains and losses and fair value of investments in fixed maturities at December 31, 2000 are as follows:

                                                  Gross      Gross
                                    Amortized  unrealized  unrealized     Fair
Held to maturity                      cost        gains      losses       value
U.S. Government agency obligations   $  6,949    $    26    $     55  $    6,920
State and municipal obligations         2,101          1          --       2,102
Corporate bonds and obligations       773,630      9,876      17,470     766,036
Mortgage-backed securities            151,411        801         239     151,973
                                      -------        ---         ---     -------
                                     $934,091    $10,704    $ 17,764  $  927,031
                                     ========    =======    ========  ==========
Available for sale
U.S. Government agency obligations $    5,154    $   284    $     --  $    5,438
State and municipal obligations         2,250          5          --       2,255
Corporate bonds and obligations     1,319,781     19,103     123,865   1,215,019
Mortgage-backed securities            836,721     10,780       1,726     845,775
                                      -------     ------       -----     -------
                                   $2,163,906    $30,172    $125,591  $2,068,487
                                   ==========    =======    ========  ==========

--------------------------------------------------------------------------------
68  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

The amortized cost, gross unrealized gains and losses and fair value of investments in fixed maturities at December 31, 1999 are as follows:

                                                   Gross       Gross
                                    Amortized   unrealized  unrealized    Fair
Held to maturity                      cost         gains      losses      value
U.S. Government agency obligations $    7,514     $   23    $   431   $    7,106
State and municipal obligations         3,002         44         --        3,046
Corporate bonds and obligations       816,826      5,966     23,311      799,482
Mortgage-backed securities            179,007        296      4,834      174,469
                                      -------        ---      -----      -------
                                   $1,006,349     $6,329    $28,576   $  984,103
                                   ==========     ======    =======   ==========
Available for sale
U.S. Government agency obligations $    2,047     $   --    $     47  $    1,999
State and municipal obligations         2,250         --         190       2,060
Corporate bonds and obligations     1,419,150      7,445      90,703   1,335,892
Mortgage-backed securities            988,352      1,929      25,746     964,536
                                      -------      -----      ------     -------
                                   $2,411,799     $9,374    $116,686  $2,304,487
                                   ==========     ======    ========  ==========

The amortized cost and fair value of investments in fixed maturities at December 31, 2000 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     Amortized                    Fair
Held to maturity                       cost                       value
Due from one to five years            $405,375                  $402,691
Due from five to ten years             321,802                   317,320
Due in more than ten years              55,503                    55,047
Mortgage-backed securities             151,411                   151,973
                                       -------                   -------
                                      $934,091                  $927,031
                                      ========                  ========

                                    Amortized                     Fair
Available for sale                     cost                       value
Due from one to five years          $   61,851                $   67,514
Due from five to ten years             965,579                   878,853
Due in more than ten years             299,755                   276,345
Mortgage-backed securities             836,721                   845,775
                                       -------                   -------
                                    $2,163,906                $2,068,487
                                    ==========                ==========


During the years ended December 31, 2000, 1999 and 1998, fixed maturities classified as held to maturity were sold with amortized cost of $5,128, $8,466 and $31,117, respectively. Net gains and losses on these sales were not significant. The sales of these fixed maturities were due to significant deterioration in the issuers' creditworthiness.

In addition, fixed maturities available for sale were sold during 2000 with proceeds of $176,296 and gross realized gains and losses of $3,488 and $1,516 respectively. Fixed maturities available for sale were sold during 1999 with proceeds of $469,126 and gross realized gains and losses of $10,374 and $4,147, respectively. Fixed maturities available for sale were sold during 1998 with proceeds of $48,492 and gross realized gains and losses of $2,835 and $4,516, respectively.

At December 31, 2000, bonds carried at $3,259 were on deposit with various states as required by law.

At December 31, 2000, investments in fixed maturities comprised 80 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at approximately $463 million which are rated by AEFC internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on December 31 is as follows:

Rating                             2000       1999
Aaa/AAA                       $  998,333   $1,168,144
Aaa/AA                             1,000           --
Aa/AA                             34,535       42,859
Aa/A                              59,569       52,416
A/A                              367,643      422,668
A/BBB                            121,028      189,072
Baa/BBB                          989,301      995,152
Baa/BB                            67,156       64,137
Below investment grade           459,432      483,700
                                 -------      -------
                              $3,097,997   $3,418,148
                              ==========   ==========

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69  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

At December 31, 2000, approximately 92 percent of the securities rated Aaa/AAA were GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than one percent of the Company's total investments in fixed maturities.

At December 31, 2000, approximately 19 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate are as follows:

                              December 31, 2000             December 31, 1999
                          On balance    Commitments      On balance  Commitments
Region                       sheet      to purchase         sheet    to purchase
South Atlantic              $172,349       $--             $194,325      $   --
Middle Atlantic              106,376        --              118,699          --
East North Central           122,354        --              126,243          --
Mountain                     100,208        --              103,751          --
West North Central           110,669        --              125,891         513
New England                   39,877        --               43,345         802
Pacific                       38,559        --               41,396          --
West South Central            30,172        --               31,153          --
East South Central             6,749        --                7,100          --
                               -----     -----                -----       -----
                             727,313        --              791,903       1,315
Less allowance for losses      3,304        --                6,650          --
                               -----     -----                -----       -----
                            $724,009       $--             $785,253      $1,315
                            ========       ===             ========      ======

                              December 31, 2000            December 31, 1999
                          On balance   Commitments       On balance  Commitments
Property type                sheet     to purchase          sheet    to purchase
Department/retail stores    $214,927        $--            $232,449      $1,315
Apartments                   152,906         --             181,346          --
Office buildings             191,767         --             202,132          --
Industrial buildings          80,330         --              83,186          --
Hotels/Motels                 41,977         --              43,839          --
Medical buildings             29,173         --              32,284          --
Nursing/retirement homes       6,471         --               6,608          --
Mixed Use                      9,762         --              10,059          --
                               -----      -----              ------       -----
                             727,313         --             791,903       1,315
Less allowance for losses      3,304         --               6,650          --
                               -----      -----               -----       -----
                            $724,009        $--            $785,253      $1,315
                            ========        ===            ========      ======

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

At December 31, 2000 and 1999, the Company's recorded investment in impaired loans was $9,014 and $5,200, respectively, with allowances of $500 and $1,250, respectively. During 2000 and 1999, the average recorded investment in impaired loans was $4,684 and $5,399, respectively.

The Company recognized $221, $136 and $251 of interest income related to impaired loans for the years ended December 31, 2000, 1999 and 1998, respectively.

--------------------------------------------------------------------------------
70  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

The following table presents changes in the allowance for investment losses related to all loans:

                                               2000       1999         1998
Balance, January 1                            $6,650     $8,500       $3,718
(Reduction) provision for investment losses   (3,346)    (1,850)       4,782
                                              ------     ------        -----
Balance, December 31                          $3,304     $6,650       $8,500
                                              ======     ======       ======

At December 31, 2000 the Company had no commitments to purchase investments.

Net investment income for the years ended December 31 is summarized as follows:

                                              2000        1999         1998
Interest on fixed maturities                $237,201   $265,199     $285,260
Interest on mortgage loans                    59,686     63,721       65,351
Interest on cash equivalents                   1,136        534          137
Other                                          5,693     (1,755)      (2,493)
                                               -----     ------       ------
                                             303,716    327,699      348,255
Less investment expenses                       3,957      4,953        8,036
                                               -----      -----        -----
                                            $299,759   $322,746     $340,219
                                            ========   ========     ========

Net realized gain (loss) on investments for the years ended December 31 is summarized as follows:

                                              2000        1999         1998
Fixed maturities                            $ (2,877)   $ 4,715      $    28
Mortgage loans                                 3,346     (1,650)      (4,816)
                                               -----     ------       ------
                                            $    469    $ 3,065      $(4,788)
                                            ========    =======      =======

Changes in net unrealized appreciation (depreciation) of investments for the years ended December 31 are summarized as follows:

                                              2000        1999         1998
Fixed maturities available for sale          $11,894  $(175,458)     $(8,032)

3. INCOME TAXES
The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The income tax expense for the years ended December 31, consists of the following:
                                               2000      1999          1998
Federal income taxes:
Current                                      $ 6,170    $15,531      $23,227
Deferred                                       7,029        711       (9,591)
                                               -----        ---       ------
                                              13,199     16,242       13,636
State income taxes -- current                    888        433          759
                                                 ---        ---          ---
Income tax expense                           $14,087    $16,675      $14,395
                                             =======    =======      =======

Increases (decreases) to the federal income tax provision applicable to pretax income based on the statutory rate, for the years ended December 31, are attributable to:
                                                           2000                   1999                  1998
                                                   Provision   Rate       Provision    Rate      Provision   Rate
Federal income taxes based on the statutory rate     $13,458   35.0%      $17,731     35.0%       $13,972   35.0%
Increases (decreases) are attributable to :
     Tax-excluded interest                                (4)    --           (14)      --            (35)  (0.1)
     State tax, net of federal benefit                   578    1.5           281      0.5            493    1.2
Other, net                                                55    0.1        (1,323)    (2.6)           (35)    --
                                                          --    ---        ------     ----            ---    ---
Total income taxes                                   $14,087   36.6%      $16,675     32.9%       $14,395   36.1%
                                                     =======   ====       =======     ====        =======   ====

Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows:

Deferred income tax assets:                              2000        1999
Policy reserves                                         $40,242      $46,243
Unrealized losses on investments                         31,441       39,678
Other                                                     6,208        1,070
                                                          -----        -----
     Total deferred income tax assets                    77,891       86,991
                                                         ------       ------
Deferred income tax liabilities:
Deferred policy acquisition costs                        51,541       49,490
                                                         ------       ------
     Total deferred income tax liabilities               51,541       49,490
                                                         ------       ------
     Net deferred income tax assets                     $26,350      $37,501
                                                        =======      =======

--------------------------------------------------------------------------------
71  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets and, therefore, no such valuation allowance has been established.

4. STOCKHOLDER'S EQUITY
Retained earnings available for distribution as dividends to IDS Life are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $31,152 and $58,223 as of December 31, 2000 and 1999, respectively. In addition, dividends in excess of $nil would require approval by the Insurance Department of the state of Indiana.

Statutory net (loss) income for the years ended December 31 and statutory capital and surplus as of December 31, are summarized as follows:

                                  2000          1999         1998
Statutory net (loss) income     $(11,928)    $ 15,241      $ 37,902
Statutory capital and surplus    315,930      343,094       330,588
                                 -------      -------       -------

The National Association of Insurance Commissioners (NAIC) revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The state of Indiana has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare their statutory-basis financial statements. Management believes these changes will not adversely impact the Company's statutory-basis capital and surplus as of January 1, 2001.

5. RELATED PARTY TRANSACTIONS
The Company has purchased interest rate floors from IDS Life and entered into an interest rate swap with IDS Life to manage its exposure to interest rate risk. The interest rate floors had a carrying amount of $6,489 and $8,258 at December 31, 2000 and 1999, respectively. The interest rate swap is an off balance sheet transaction.

The Company has no employees. Charges by IDS Life for services and use of other joint facilities aggregated $45,191, $38,931 and $28,482 for the years ended December 31, 2000, 1999 and 1998, respectively. Certain of these costs are included in deferred policy acquisition costs.

6. LINES OF CREDIT
The Company has an available line of credit with AEFC aggregating $50,000. The rate for the line of credit is established by reference to various indices plus 20 to 45 basis points, depending on the term. There were no borrowings outstanding under this agreement at December 31, 2000 or 1999.

7. DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk, including hedging specific transactions. The Company does not hold derivative instruments for trading purposes. The Company manages risks associated with these instruments as described below.

Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.

Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

Credit risk related to interest rate caps and floors is measured by replacement cost of the contracts. The replacement cost represents the fair value of the instruments.

The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit exposure.


--------------------------------------------------------------------------------
72  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

The Company's holdings of derivative financial instruments are as follows:

                             Notional    Carrying        Fair       Total credit
December 31, 2000             amount      amount         value        exposure
Assets:
     Interest rate caps     $  500,000     $2,037      $    414       $    414
     Interest rate floors    2,000,000      6,489        13,185         13,185
Off balance sheet:
     Interest rate swaps     2,000,000         --       (51,369)       (51,369)
                             ---------     ------       -------        -------
                                           $8,526      $(37,770)      $(37,770)
                                           ======      ========       ========

                             Notional    Carrying       Fair       Total credit
December 31, 1999             amount      amount        value        exposure
Assets:
     Interest rate caps     $  900,000   $  3,212       $ 4,437         $ 4,437
     Interest rate floors    2,000,000      8,258         2,251           2,251
Off balance sheet:
     Interest rate swaps     2,000,000         --        18,274          18,274
                             ---------      -----        ------          ------
                                          $11,470       $24,962         $24,962
                                          =======       =======         =======

The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. All interest rate caps, floors and swaps will expire on various dates from 2001 to 2006.

Interest rate caps, floors and swaps are used to manage the Company's exposure to interest rate risk. These instruments are used primarily to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS
The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair value of life insurance obligations, receivables and all non-financial instruments, such as deferred acquisition costs are excluded. Off-balance sheet intangible assets are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                               December 31, 2000          December 31, 1999
                                              Carrying      Fair         Carrying        Fair
Financial Assets                               amount       value          amount       value
Investments:
Fixed maturities (Note 2):
     Held to maturity                       $  934,091   $  927,031     $1,006,349   $  984,103
     Available for sale                      2,068,487    2,068,487      2,304,487    2,304,487
Mortgage loans on real estate (Note 2)         724,009      740,992        785,253      770,095
Derivative financial instruments (Note 7)        8,526      (37,770)        11,470       24,962
Separate account assets (Note 1)               589,310      589,310        220,994      220,994
Cash and cash equivalents                       34,852       34,852             --           --

Financial Liabilities
Future policy benefits for fixed annuities  $3,567,085   $3,480,270     $3,905,849   $3,778,945
Separate account liabilities                   589,310      567,989        220,994      209,942
                                               -------      -------        -------      -------

At December 31, 2000 and 1999, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $17,699 and $15,633, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 2000 and 1999.

The fair values of deferred annuities and separate account liabilities are estimated as the carrying amount less applicable surrender charges. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 2000 and 1999.

9. COMMITMENTS AND CONTINGENCIES
In January 2000, AEFC reached an agreement in principle to settle three class-action lawsuits related to the sales of insurance and annuity products, anticipated to provide for approximately $215 million of benefits. The Company had been named as a co-defendant in one of these lawsuits. In September 2000, the court gave preliminary approval to the proposed settlement and AEFC has mailed notices to all of the over two million class members. A fairness hearing is scheduled for March 2001, with final approval anticipated in the second quarter, pending any legal appeals. The anticipated costs of settlement remain unchanged from 1999. The portion of the settlement allocated to the Company did not have a material impact on the Company's financial position or results of operations. The agreement also provides for release by class members of all insurance and annuity market conduct claims dating back to 1985 and is subject to a number of contingencies, including final court approval.


--------------------------------------------------------------------------------
73  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

Table of Contents of the Statement of Additional Information


Performance Information

Calculating Annuity Payouts

Rating Agencies

Principal Underwriter

Independent Auditors

Condensed Financial Information (Unaudited)

Financial Statements


--------------------------------------------------------------------------------
74 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS

American Enterprise
Life Insurance Company                                                  (logo)
829 AXP Financial Center                                                AMERICAN
Minneapolis, MN 55474                                                    EXPRESS
(800) 333-3437


45271 A (2/02)

                       STATEMENT OF ADDITIONAL INFORMATION
                                      for
                 American Express FlexChoice(SM) Variable Annuity
                  American Enterprise Variable Annuity Account
                                February 28, 2002


American Enterprise Variable Annuity Account is a separate account established and maintained by American Enterprise Life Insurance Company (American Enterprise Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number below. The prospectus is incorporated in this SAI by reference.

American Enterprise Life Insurance Company
829 AXP Financial Center
Minneapolis, MN 55474
(800) 333-3437

TABLE OF CONTENTS
Performance Information..................................p.
Calculating Annuity Payouts..............................p.
Rating Agencies..........................................p.
Principal Underwriter....................................p.
Independent Auditors.....................................p.
Condensed Financial Information (Unaudited)..............p.
Financial Statements

Performance Information

The subaccounts may quote various performance figures to illustrate past performance. We base total return and current yield quotations (if applicable) on standardized methods of computing performance as required by the Securities and Exchange Commission (SEC). An explanation of the methods used to compute performance follows below.


AVERAGE ANNUAL TOTAL RETURN
We will express quotations of average annual total return for the subaccounts in terms of the average annual compounded rate of return of a hypothetical investment in the contract over a period of one, five and ten years (or, if less, up to the life of the subaccounts), calculated according to the following formula:

                        P(1 + T)(to the power of n) = ERV

where:           P = a hypothetical initial payment of $1,000
                 T = average annual total return
                 n = number of years
               ERV = Ending Redeemable Value of a hypothetical $1,000
                     payment made at the beginning of the period, at the end of the period (or fractional portion thereof)

We calculated the following performance figures on the basis of historical performance of each fund. We show actual performance from the date the subaccounts began investing in the funds. For some subaccounts we do not provide any performance information because they are new and have not had any activity to date. We also show performance from the commencement date of the funds as if the contract existed at that time, which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.


[Performance tables and footnotes to be added upon amendment.)

CUMULATIVE TOTAL RETURN
Cumulative total return represents the cumulative change in the value of an investment for a given period (reflecting change in a subaccount's accumulation unit value). We compute cumulative total return by using the following formula:

                                     ERV - P
                                    --------
                                        P

where:           P = a hypothetical initial payment of $1,000
               ERV = Ending Redeemable Value of a hypothetical $1,000
                     payment made at the beginning of the period, at the end of the period (or fractional portion thereof).


Total return figures reflect the deduction of the withdrawal charge (for L-share contracts) which assumes you withdraw the entire contract value at the end of the one, five and ten year periods (or, if less, up to the life of the subaccount). We also may show performance figures without the deduction of a withdrawal charge. In addition, total return figures reflect the deduction of all other applicable fees and charges including the contract administrative charge, the variable account administrative charge, the Benefit Protector fee, the Benefit Protector Plus fee, the Guaranteed Minimum Income Benefit Rider fee and the applicable mortality and expense risk fee.


CALCULATION OF YIELD FOR A SUBACCOUNT INVESTING IN A MONEY MARKET FUND Annualized Simple Yield:
For a subaccount investing in a money market fund, we base quotations of simple yield on:

(a) the change in the value of a hypothetical subaccount (exclusive of capital changes and income other than investment income) at the beginning of a particular seven-day period;
(b)  less a pro rata share of the subaccount expenses accrued over the period;
(c) dividing this difference by the value of the subaccount at the beginning of the period to obtain the base period return; and
(d)  raising the base period return to the power of 365/7.

The subaccount's value includes:

o  any declared dividends,
o  the value of any shares purchased with dividends paid during the period, and
o  any dividends declared for such shares.

It does not include:

o  the effect of any applicable withdrawal charge, or
o  any realized or unrealized gains or losses.

Annualized Compound Yield:
We calculate compound yield using the base period return described above, which we then compound according to the following formula:

Compound Yield = [(Base Period Return + 1)(to the power of 365/7)] - 1

You must consider (when comparing an investment in subaccounts investing in money market funds with fixed annuities) that fixed annuities often provide an agreed-to or guaranteed yield for a stated period of time, whereas the subaccount's yield fluctuates. In comparing the yield of the subaccount to a money market fund, you should consider the different services that the contract provides.


[Yields for the AXP VP - Cash Management Fund to be added upon amendment.]

ANNUALIZED YIELD FOR SUBACCOUNTS INVESTING IN INCOME FUNDS
For the subaccounts investing in income funds, we base quotations of yield on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and compute it by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period, according to the following formula:

                  YIELD = 2[(a - b + 1)(to the power of 6) - 1]
                             -----
                              cd

where: a = dividends and investment income earned during the period b = expenses accrued for the period (net of reimbursements) c = the average daily number of accumulation units outstanding during the period that were entitled to receive dividends
                 d = the maximum offering price per accumulation unit on the last day of the period


The subaccount earns yield from the increase in the net asset value of shares of the fund in which it invests and from dividends declared and paid by the fund, which are automatically invested in shares of the fund.

Annualized Yield Based on the 30-Day Period Ending Dec. 31, 2000
[To be updated upon amendment]

Subaccount  Investing In:                                                 Yield
            AXP(R) Variable Portfolio - Bond Fund                         %
            AXP(R) Variable Portfolio - Bond Fund
            AXP(R) Variable Portfolio - Bond Fund
            AXP(R) Variable Portfolio - Bond Fund
            AXP(R) Variable Portfolio - Bond Fund
            AXP(R) Variable Portfolio - Diversified Equity Income Fund
            AXP(R) Variable Portfolio - Diversified Equity Income Fund
            AXP(R) Variable Portfolio - Diversified Equity Income Fund
            AXP(R) Variable Portfolio - Diversified Equity Income Fund
            AXP(R) Variable Portfolio - Diversified Equity Income Fund
            AXP(R) Variable Portfolio - Extra Income Fund
            AXP(R) Variable Portfolio - Extra Income Fund
            AXP(R) Variable Portfolio - Extra Income Fund
            AXP(R) Variable Portfolio - Extra Income Fund
            AXP(R) Variable Portfolio - Extra Income Fund
            AXP(R) Variable Portfolio - Federal Income Fund
            AXP(R) Variable Portfolio - Federal Income Fund
            AXP(R) Variable Portfolio - Federal Income Fund
            AXP(R) Variable Portfolio - Federal Income Fund
            AXP(R) Variable Portfolio - Federal Income Fund


The yield on the s ubaccount's accumulation unit may fluctuate daily and does not provide a basis for determining future yields.

Independent rating or statistical services or publishers or publications such as those listed below may quote subaccount performance, compare it to rankings, yields or returns, or use it in variable annuity accumulation or settlement illustrations they publish or prepare.

   The Bank Rate Monitor National Index, Barron's, Business Week, CDA Technologies, Donoghue's Money Market Fund Report, Financial Services Week, Financial Times, Financial World, Forbes, Fortune, Global Investor, Institutional Investor, Investor's Business Daily, Kiplinger's Personal Finance, Lipper Analytical Services, Money, Morningstar, Mutual Fund Forecaster, Newsweek, The New York Times, Personal Investor, Stanger Report, Sylvia Porter's Personal Finance, USA Today, U.S. News and World Report, The Wall Street Journal and Wiesenberger Investment Companies Service.

Calculating Annuity Payouts

THE VARIABLE ACCOUNT
We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

Initial Payout: To compute your first monthly payment, we:

o determine the dollar value of your contract on the valuation date and then deduct any applicable premium tax; then
o apply the result to the annuity table contained in the contract or another table at least as favorable.

The annuity table shows the amount of the first monthly payment for each $1,000 of value which depends on factors built into the table, as described below.

Annuity Units: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payment by the annuity unit value (see below) on the valuation date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.

Subsequent Payouts: To compute later payouts, we multiply:

o  the annuity unit value on the valuation date; by
o  the fixed number of annuity units credited to you.

Annuity Unit Values: We originally set this value at $1 for each subaccount. To calculate later values we multiply the last annuity value by the product of:

o  the net investment factor; and
o  the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.

Net Investment Factor:
We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o  dividing that sum by the previous adjusted net asset value per share; and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.


Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a subaccount.

THE ONE-YEAR FIXED ACCOUNT
We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

o take the value of your one-year fixed account at the retirement date or the date you selected to begin receiving your annuity payouts; then
o using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

Rating Agencies

The following chart reflects the ratings given to us by independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the subaccounts of the contract. This information relates only to our general account and reflects our ability to make annuity payouts and to pay death benefits and other distributions from the contract.

Rating Agency                                                     Rating
A.M. Best                                                       A+ (Superior)

Fitch                                                           AA (Very Strong)
Moody's                                                         Aa3 (Excellent)


A.M. Best's superior rating (second of 16 categories) reflects our strong distribution network, favorable overall balance sheet, consistently improving profitability, adequate level of capitalization and asset/liability management expertise.


Fitch's (formerly Duff & Phelps) third highest rating (of 24 categories) reflects our consistently excellent profitability record, leadership position in chosen markets, stable operating leverage and effective use of asset/liability management techniques.

Moody's excellent rating (fourth of 21 categories) reflects our leadership position in financial planning, strong asset, liability management and good capitalization.


Principal Underwriter

The principal underwriter for the contracts is American Express Financial Advisors Inc. (AEFA) which offers them on a continuous basis.


Withdrawal charges received by AEFA for the last year aggregated total $622,606.


Commissions paid by American Enterprise Life for the last year aggregated total $32,468,381.

This contract was new as of 2000 and, therefore, we do not have three years of history for withdrawal charges received and commissions paid.

Independent Auditors

The financial statements appearing in this SAI have been audited by Ernst & Young LLP (1400 Pillsbury Center, 200 South Sixth Street, Minneapolis, MN 55402) independent auditors, as stated in their report appearing herein.

Condensed Financial Information
(Unaudited)

The following tables give per-unit information about the financial history of each existing subaccount. We have not provided this information for some subaccounts because they are new and do not have any history.

[To be added upon amendment.]

PART C.

Item 24.  Financial  Statements  and Exhibits

     Financial Statements to be included in Part A of this Registration Statement upon amendment:

     American Enterprise Life Insurance Company

     Balance sheet as of September 30, 2001.
     Statements of Income as of September 30, 2001 and 2000.
     Statements of Cash Flows as of September 30, 2001 and 2000.
     Notes to Financial Statements.

     Financial Statements included in Part A of this Registration Statement:

     Report of Independent Auditors dated Feb. 8, 2001.
     Balance sheets as of Dec. 31, 2000 and 1999.
     Statements of Income for the years ended Dec. 31, 2000, 1999, and 1998. Statements of Stockholder's Equity for the three years ended Dec. 31, 2000. Statements of Cash Flows for the years ended Dec. 31, 2000, 1999, and 1998. Notes to Financial Statements.

     Financial Statements to be included in Part B of this Registration Statement upon amendment:

     American Enterprise Variable Annuity Account

     Report of Independent Auditors dated March 23, 2001.
     Statements of Net Assets for the year ended Dec. 31, 2000.
     Statements of Operations for the period ended Dec. 31, 2000.
     Statements of Changes in Net Assets for the period ended Dec. 31, 2000. Notes to Financial Statements.

(b)  Exhibits:

1.1 Resolution of the Executive Committee of the Board of Directors of American Enterprise Life Insurance Company establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated by reference.

1.2 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 67 subaccounts dated Nov. 22, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 2 to Registration Statement No. 333-85567 filed on or about Dec. 30, 1999 is incorporated by reference.

1.3 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 141 additional subaccounts within the separate account dated April 25, 2000, filed electronically as Exhibit
          1.3 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 5 to Registration Statement No. 333-85567 filed on or about April 28, 2000 is incorporated by reference.

1.4 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 21 subaccounts dated April 13, 2001, filed electronically as Exhibit 1.4 to Registrant's Post-Effective
          Amendment  No.  7  to   Registration   Statement  No. 333-85567, filed
          on or about April 30, 2001.

1.5 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing __ subaccounts dated _____, to be filed upon amendment.

2.        Not applicable.

3.1 Form of Selling Agreement for American Enterprise Life Insurance Company Variable Annuities, filed electronically as Exhibit 3 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 filed on or about Nov. 4, 1999 is incorporated by reference.

3.2 Form of Master General Agent Agreement for American Enterprise Life Insurance Company Variable Annuities (form 9802 B), filed electronically as Exhibit 3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865 filed on or about Aug. 4, 1999 is incorporated by reference.

4.1 Form of Deferred Annuity Contract for the American Express FlexChoice(SM) Variable Annuity (form 271496), to be filed upon amendment.

4.2 Form of Deferred Annuity Contract for the American Express FlexChoice(SM) Variable Annuity (form 271491), to be filed upon amendment.

4.3 Form of Enhanced Death Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 44213), filed electronically as Exhibit 4.3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.4 Form of Guaranteed Minimum Income Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 44214), filed electronically as Exhibit 4.4 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.5 Form of Disability Waiver of Withdrawal Charges Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 44215), filed electronically as Exhibit 4.5 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.6 Form of Roth IRA Endorsement for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity, the American Express Signature One Variable Annuity(SM) and the American Express FlexChoice(SM) Variable Annuity (form 43094) filed electronically as Exhibit 4.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about Aug. 4, 1999, is incorporated by reference.

4.7 Form of SEP-IRA for the American Express FlexChoice(SM) Variable Annuity (form 43433) filed electronically as Exhibit 4.3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about Aug. 4, 1999, is incorporated by reference.

4.8 Form of TSA Endorsement for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 43413), filed electronically as Exhibit 4.4 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777 on form N-4, filed on or about July 8, 1999, is incorporated by reference.

4.9 Form of Benefit Protector(SM) Death Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity, the American Express(R) Signature One Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 271155), filed electronically as Exhibit 4.15 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567, filed on or about March 1, 2001, is incorporated by reference.

4.10 Form of Benefit Protector(SM) Plus Death Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity, the American Express(R) Signature One Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 271156), filed electronically as Exhibit 4.16 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567, filed on or about March 1, 2001, is incorporated by reference.

5         Form  of  Variable  Annuity   Application  for  the  American  Express
          FlexChoice(SM) Variable Annuity (form 271552), to be filed upon amendment.

6.1 Amendment and Restatement of Articles of Incorporation of American Enterprise Life dated July 29, 1986, filed electronically as Exhibit
          6.1 to American Enterprise Life Personal Portfolio Plus 2's Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated by reference.

6.2       Amended By-Laws of American  Enterprise Life, filed  electronically as
          Exhibit 6.2 to American Enterprise Life Personal Portfolio Plus 2's Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated by reference.

7.        Not applicable.

8.1 (a) Copy of Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, dated Jan. 16, 1995, filed electronically as Exhibit 8.2 to American Enterprise Life Personal Portfolio Plus 2's Post-Effective Amendment No. 2 to Registration Statement No. 33-54471, is incorporated by reference.

8.1 (b)   Form of  Amendment  No.  5 to  Participation  Agreement  among  Putnam
          Capital  Manager  Trust,   Putnam  Mutual  Funds  Corp.  and  American
          Enterprise  Life  Insurance   Company  dated  July  16,  1999,   filed
          electronically  as  Exhibit  8.1  (b)  to  Registrant's  Pre-Effective
          Amendment No. 1 to Registration Statement No. 333-85567 filed on or about Nov. 4, 1999 is incorporated by reference.

8.2 Copy of Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American Enterprise Life Insurance Company, on behalf of itself and its separate accounts, and American Express Financial Advisors, Inc., dated Oct. 30, 1997, filed electronically as Exhibit 8.5 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 33-54471, is incorporated by reference.

8.3 (a) Copy of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as
          Exhibit 1.A.(8)(a) to American Enterprise Variable Life Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.3 (b) Copy of Participation Agreement among Variable Insurance Products Fund III, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as
          Exhibit 1.A.(8)(b) to American Enterprise Variable Life Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.4 Copy of Participation Agreement among MFS Variable Insurance Trust, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(m) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 27, 2001, is incorporated by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered to be filed upon amendment.

10. Consent of Independent Auditors for the American Express FlexChoice(SM) Variable Annuity, to be filed upon amendment.

11.       None.

12.       Not applicable.

13. Copy of schedule for computation of each performance quotation provided in the Registration Statement for the American Express FlexChoice(SM) Variable Annuity in response to Item 21, to be filed upon amendment.

14.       Not applicable.

15. Power of Attorney to sign this Registration Statement, dated April 25, 2001, filed electronically as Exhibit 24 to American Enterprise MVA Account's Post-Effective Amendment No. 7 to Registration Statement
          333-86297 on form S-1, filed on or about April 26, 2001, is incorporated by reference.


Item 25. Directors and Officers of the Depositor (American Enterprise Life Insurance Company)

Name                                  Principal Business Address             Positions and Offices with Depositor
------------------------------------- -------------------------------------- --------------------------------------

Gumer C. Alvero                       829 AXP Financial Center               Director, Chairman of the Board and
                                      Minneapolis, MN  55474                 Executive Vice President - Annuities

Lorraine R. Hart                      829 AXP Financial Center               Vice President, Investments
                                      Minneapolis, MN  55474

Carol A. Holton                       829 AXP Financial Center               Director, President and Chief
                                      Minneapolis, MN  55474                 Executive Officer

Bruce A. Kohn                         829 AXP Financial Center               Vice President, Group Counsel and
                                      Minneapolis, MN  55474                 Assistant Secretary

Paul S. Mannweiler                    Indianapolis Power and Light           Director
                                      One Monument Circle
                                      P.O. Box 1595
                                      Indianapolis, IN  46206-1595

Eric L. Marhoun                       829 AXP Financial Center               Vice President, Group Counsel and
                                      Minneapolis, MN  55474                 Assistant Secretary

Mary Ellyn Minenko                    829 AXP Financial Center               Vice President, Group Counsel and
                                      Minneapolis, MN  55474                 Assistant Secretary

Teresa J. Rasmussen                   829 AXP Financial Center               Director, Vice President, General
                                      Minneapolis, MN  55474                 Counsel and Secretary

Stuart A. Sedlacek                    829 AXP Financial Center               Executive Vice President
                                      Minneapolis, MN  55474

Philip C. Wentzel                     829 AXP Financial Center               Vice President and Controller
                                      Minneapolis, MN  55474

David L. Yowan                        829 AXP Financial Center               Vice President and Treasurer
                                      Minneapolis, MN  55474


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

         American Enterprise Life Insurance Company is a wholly-owned subsidiary of IDS Life Insurance Company which is a wholly-owned subsidiary of American Express Financial Corporation. American Express Financial Corporation is a wholly-owned subsidiary of American Express Company (American Express).

The following list includes the names of major subsidiaries of American Express.
                                                                                          Jurisdiction of
Name of Subsidiary                                                                        Incorporation

I. Travel Related Services

     American Express Travel Related Services Company, Inc.                               New York

II. International Banking Services

     American Express Bank Ltd.                                                           Connecticut

III. Companies engaged in Financial Services

     Advisory Capital Strategies Group Inc.                                               Minnesota
     American Centurion Life Assurance Company                                            New York
     American Enterprise Investment Services Inc.                                         Minnesota
     American Enterprise Life Insurance Company                                           Indiana
     American Express Asset Management Group Inc.                                         Minnesota
     American Express Asset Management International Inc.                                 Delaware
     American Express Asset Management International (Japan) Ltd.                         Japan
     American Express Asset Management Ltd.                                               England
     American Express Certificate Company                                                 Delaware
     American Express Client Service Corporation                                          Minnesota
     American Express Corporation                                                         Delaware
     American Express Financial Advisors Inc.                                             Delaware
     American Express Financial Corporation                                               Delaware
     American Express Insurance Agency of Arizona Inc.                                    Arizona
     American Express Insurance Agency of Idaho Inc.                                      Idaho
     American Express Insurance Agency of Nevada Inc.                                     Nevada
     American Express Insurance Agency of Oregon Inc.                                     Oregon
     American Express Minnesota Foundation                                                Minnesota
     American Express Property Casualty Insurance Agency of Kentucky Inc.                 Kentucky
     American Express Property Casualty Insurance Agency of Maryland Inc.                 Maryland
     American Express Property Casualty Insurance Agency of Pennsylvania Inc.             Pennsylvania
     American Express Trust Company                                                       Minnesota
     American Partners Life Insurance Company                                             Arizona
     IDS Cable Corporation                                                                Minnesota
     IDS Cable II Corporation                                                             Minnesota
     IDS Capital Holdings Inc.                                                            Minnesota
     IDS Futures Corporation                                                              Minnesota
     IDS Insurance Agency of Alabama Inc.                                                 Alabama
     IDS Insurance Agency of Arkansas Inc.                                                Arkansas
     IDS Insurance Agency of Massachusetts Inc.                                           Massachusetts
     IDS Insurance Agency of New Mexico Inc.                                              New Mexico
     IDS Insurance Agency of North Carolina Inc.                                          North Carolina
     IDS Insurance Agency of Utah Inc.                                                    Utah


     IDS Insurance Agency of Wyoming Inc.                                                 Wyoming
     IDS Life Insurance Company                                                           Minnesota
     IDS Life Insurance Company of New York                                               New York
     IDS Management Corporation                                                           Minnesota
     IDS Partnership Services Corporation                                                 Minnesota
     IDS Plan Services of California, Inc.                                                Minnesota
     IDS Property Casualty Insurance Company                                              Wisconsin
     IDS Real Estate Services, Inc.                                                       Delaware
     IDS Realty Corporation                                                               Minnesota
     IDS Sales Support Inc.                                                               Minnesota
     IDS Securities Corporation                                                           Delaware
     Investors Syndicate Development Corp.                                                Nevada
     Public Employee Payment Company                                                      Minnesota

Item 27.   Number of Contract owners

           This contract is new and, therefore, does not have any contract owners.

Item 28.   Indemnification

           The By-Laws of the depositor provide that the Corporation shall have the power to indemnify a director, officer, agent or employee of the Corporation pursuant to the provisions of applicable statues or pursuant to contract.

           The Corporation may purchase and maintain insurance on behalf of any director, officer, agent or employee of the Corporation against any liability asserted against or incurred by the director, officer, agent or employee in such capacity or arising out of the director's, officer's, agent's or employee's status as such, whether or not the Corporation would have the power to indemnify the director, officer, agent or employee against such liability under the provisions of applicable law.

           The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

           Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters.



Item 29. Principal Underwriters.

(a) American Express Financial Advisors acts as principal underwriter for the following investment companies:

     AXP Bond Fund, Inc.; AXP California Tax-Exempt Trust; AXP Discovery Fund, Inc.; AXP Equity Select Fund, Inc.; AXP Extra Income Fund, Inc.; AXP Federal Income Fund, Inc.; AXP Global Series, Inc.; AXP Growth Series, Inc.; AXP High Yield Tax-Exempt Fund, Inc.; AXP International Fund, Inc.; AXP Investment Series, Inc.; AXP Managed Series, Inc.; AXP Market Advantage Series, Inc.; AXP Money Market Series, Inc.; AXP New Dimensions Fund, Inc.; AXP Partners Series, Inc.; AXP Precious Metals Fund, Inc.; AXP Progressive Fund, Inc.; AXP Selective Fund, Inc.; AXP Special Tax-Exempt Series Trust; AXP Stock Fund, Inc.; AXP Strategy Series, Inc.; AXP Tax-Exempt Series, Inc.; AXP Tax-Free Money Fund, Inc.; AXP Utilities Income Fund, Inc., Growth Trust; Growth and Income Trust; Income Trust; Tax-Free Income Trust; World Trust; IDS Certificate Company.


(b)  As to each director, officer or partner of the principal underwriter:


Name and Principal Business Address   Position and Offices with
                                      Underwriter
------------------------------------- -----------------------------------

Ronald. G. Abrahamson                 Vice President - Business
200 AXP Financial Center              Transformation
Minneapolis, MN  55474

Douglas A. Alger                      Senior Vice President - Human
200 AXP Financial Center              Resources
Minneapolis, MN  55474

Gumer C. Alvero                       Vice President - Annuities
200 AXP Financial Center
Minneapolis, MN  55474

Peter J. Anderson                     Senior Vice President -
200 AXP Financial Center              Investment Operations
Minneapolis, MN  55474

Ward D. Armstrong                     Senior Vice President -
200 AXP Financial Center              Retirement Services
Minneapolis, MN  55474

John M. Baker                         Vice President - Plan Sponsor
200 AXP Financial Center              Services
Minneapolis, MN  55474

Dudley Barksdale                      Vice President - Service
200 AXP Financial Center              Development
Minneapolis, MN  55474

Joseph M. Barsky, III                 Vice President - Mutual Fund
200 AXP Financial Center              Equities
Minneapolis, MN  55474

Timothy V. Bechtold                   Vice President - Risk Management
200 AXP Financial Center              Products
Minneapolis, MN  55474

John D. Begley                        Group Vice President -
Suite 100                             Ohio/Indiana
7760 Olentangy River Rd.
Columbus, OH  43235

Brent L. Bisson                       Group Vice President - Los
Suite 900                             Angeles Metro
E. Westside Twr
11835 West Olympic Blvd.
Los Angeles, CA  90064

Walter K. Booker                      Group Vice President - New Jersey
200 AXP Financial Center
Minneapolis, MN  55474

Bruce J. Bordelon                     Group Vice President - San
1333 N. California Blvd.              Francisco Bay Area
Suite 200
Walnut Creek, CA  94596

Charles R. Branch                     Group Vice President - Northwest
Suite 200
West 111 North River Dr.
Spokane, WA  99201

Douglas W. Brewers                    Vice President - Sales Support
200 AXP Financial Center
Minneapolis, MN  55474

Kenneth J. Ciak                       Vice President and General
IDS Property Casualty                 Manager - IDS Property Casualty
1400 Lombardi Avenue
Green Bay, WI  54304

Paul A. Connolly                      Vice President - Retail
200 AXP Financial Center              Distribution Services
Minneapolis, MN  55474

Henry J. Cormier                      Group Vice President - Connecticut
Commerce Center One
333 East River Drive
East Hartford, CT  06108

James M. Cracchiolo                   Director, President and Chief
200 AXP Financial Center              Executive Officer
Minneapolis, MN  55474

John M. Crawford                      Group Vice President -
Suite 200                             Arkansas/Springfield/Memphis
10800 Financial Ctr Pkwy
Little Rock, AR  72211

Kevin F. Crowe                        Group Vice President -
Suite 312                             Carolinas/Eastern Georgia
7300 Carmel Executive Pk
Charlotte, NC  28226

Colleen Curran                        Vice President and Assistant
200 AXP Financial Center              General Counsel
Minneapolis, MN  55474

Luz Maria Davis                       Vice President - Communications
200 AXP Financial Center
Minneapolis, MN  55474

Arthur E. DeLorenzo                   Group Vice President - Upstate
4 Atrium Drive, #100                  New York
Albany, NY  12205

Scott M. DiGiammarino                 Group Vice President -
Suite 500                             Washington/Baltimore
8045 Leesburg Pike
Vienna, VA  22182

Bradford L. Drew                      Group Vice President - Eastern
Two Datran Center                     Florida
Penthouse One B
9130 S. Dadeland Blvd.
Miami, FL  33156

Douglas K. Dunning                    Vice President - Assured Assets
200 AXP Financial Center              Product Development and Management
Minneapolis, MN  55474

James P. Egge                         Group Vice President - Western
4305 South Louise, Suite 202          Iowa, Nebraska, Dakotas
Sioux Falls, SD  57103

Robert M. Elconin                     Vice President - Government
200 AXP Financial Center              Relations
Minneapolis, MN  55474

Phillip W. Evans,                     Group Vice President - Rocky
Suite 600                             Mountain
6985 Union Park Center
Midvale, UT  84047-4177

Gordon M. Fines                       Vice President - Mutual Fund
200 AXP Financial Center              Equity Investments
Minneapolis, MN  55474

Douglas L. Forsberg                   Vice President - International
200 AXP Financial Center
Minneapolis, MN  55474

Peter A. Gallus                       Vice President-Investment
200 AXP Financial Center              Administration
Minneapolis, MN  55474

Derek G. Gledhill                     Vice President - Integrated
200 AXP Financial Center              Financial Services Field
Minneapolis, MN  55474                Implementation

David A. Hammer                       Vice President and Marketing
200 AXP Financial Center              Controller
Minneapolis, MN  55474

Teresa A. Hanratty                    Senior Vice President-Field
Suites 6&7                            Management
169 South River Road
Bedford, NH  03110

Robert L. Harden                      Group Vice President - Boston
Two Constitution Plaza                Metro
Boston, MA  02129

Lorraine R. Hart                      Vice President - Insurance
200 AXP Financial Center              Investments
Minneapolis, MN  55474

Janis K. Heaney                       Vice President - Incentive
200 AXP Financial Center              Management
Minneapolis, MN  55474

Brian M. Heath                        Senior Vice President and General
Suite 150                             Sales Manager
801 E. Campbell Road
Richardson, TX  75081

Jon E. Hjelm                          Group Vice President - Rhode
310 Southbridge Street                Island/Central - Western
Auburn, MA  01501                     Massachusetts

David J. Hockenberry                  Group Vice President - Tennessee
30 Burton Hills Blvd.                 Valley
Suite 175
Nashville, TN  37215

Carol A. Holton                       Vice President - Third Party
200 AXP Financial Center              Distribution
Minneapolis, MN  55474

David R. Hubers                       Chairman of the Board
200 AXP Financial Center
Minneapolis, MN  55474

Debra A. Hutchinson                   Vice President - Relationship
200 AXP Financial Center              Leader
Minneapolis, MN  55474

Diana R. Iannarone                    Group Vice President -
3030 N.W. Expressway                  Kansas/Oklahoma
Suite 900
Oklahoma City, OK  73112

Theodore M. Jenkin                    Group Vice President - Cleveland
                                      Metro

James M. Jensen                       Vice President - Advice and
200 AXP Financial Center              Retail Distribution Group
Minneapolis, MN  55474                Products, Compensation and Field
                                      Administration

Marietta L. Johns                     Senior Vice President - Field
200 AXP Financial Center              Management
Minneapolis, MN  55474

Nancy E. Jones                        Vice President - Business
200 AXP Financial Center              Development
Minneapolis, MN  55474

John C. Junek                         Senior Vice President, General
200 AXP Financial Center              Counsel
Minneapolis, MN  55474

Ora J. Kaine                          Vice President - Financial
200 AXP Financial Center              Advisory Services
Minneapolis, MN  55474

Linda B. Keene                        Vice President - Market
200 AXP Financial Center              Development
Minneapolis, MN  55474

Raymond G. Kelly                      Group Vice President - North Texas
Suite 250
801 East Campbell Road
Richardson, TX  75081

John M. Knight                        Vice President - Investment
200 AXP Financial Center              Accounting
Minneapolis, MN  55474

Claire Kolmodin                       Vice President - Service Quality
200 AXP Financial Center
Minneapolis, MN  55474

David S. Kreager                      Group Vice President - Greater
Suite 108                             Michigan
Trestle Bridge V
5126 Lovers Lane
Kalamazoo, MI  49002

Steven C. Kumagai                     Director and Senior Vice
200 AXP Financial Center              President-Direct and Interactive
Minneapolis, MN  55474                Group

Mitre Kutanovski                      Group Vice President - Chicago
Suite 680                             Metro
8585 Broadway
Merrillville, IN  48410

Kurt A. Larson                        Vice President - Senior Portfolio
200 AXP Financial Center              Manager
Minneapolis, MN  55474

Lori J. Larson                        Vice President - Brokerage and
200 AXP Financial Center              Direct Services
Minneapolis, MN  55474

Daniel E. Laufenberg                  Vice President and Chief U.S.
200 AXP Financial Center              Economist
Minneapolis, MN  55474

Jane W. Lee                           Vice President - New Business
200 AXP Financial Center              Development and Marketing
Minneapolis, MN  55474

Peter A. Lefferts                     Senior Vice President - Corporate
200 AXP Financial Center              Strategy and Development
Minneapolis, MN  55474

Fred A. Mandell                       Vice President - Distribution
200 AXP Financial Center              Channel Marketing
Minneapolis, MN  55474

Daniel E. Martin                      Group Vice President - Pittsburgh
Suite 650                             Metro
5700 Corporate Drive
Pittsburgh, PA  15237

Timothy J. Masek                      Vice President and Director of
200 AXP Financial Center              Global Research
Minneapolis, MN  55474

Paula R. Meyer                        Vice President - Mutual Funds
200 AXP Financial Center
Minneapolis, MN  55474

Shashank B. Modak                     Vice President - Technology Leader
200 AXP Financial Center
Minneapolis, MN  55474

Pamela J. Moret                       Senior Vice President - Products
200 AXP Financial Center              Group
Minneapolis, MN  55474

Barry J. Murphy                       Executive Vice President - U.S.
200 AXP Financial Center              Retail Group
Minneapolis, MN  55474

Mary Owens Neal                       Vice President-Consumer Marketing
200 AXP Financial Center
Minneapolis, MN  55474

Scott M. Nelson                       Vice President - Alternative
200 AXP Financial Center              Investments
Minneapolis, MN  55474

Thomas V. Nicolosi                    Group Vice President - New York
Suite 220                             Metro Area
500 Mamaroneck Avenue
Harrison, NY  10528

Michael J. O'Keefe                    Vice President - Advisory
200 AXP Financial Center              Business Systems
Minneapolis, MN  55474

James R. Palmer                       Vice President - Taxes
200 AXP Financial Center
Minneapolis, MN  55474

Marc A. Parker                        Group Vice President -
10200 SW Greenburg Road               Portland/Eugene
Suite 110
Portland, OR  97223

Carla P. Pavone                       Vice President - Business
200 AXP Financial Center              Development
Minneapolis, MN  55474

Kris Petersen                         Vice President - Non-propriety
200 AXP Financial Center              Products
Minneapolis, MN  55474

Susan B. Plimpton                     Vice President - Marketing
200 AXP Financial Center              Services
Minneapolis, MN  55474

Larry M. Post                         Group Vice President -
One Tower Bridge                      Philadelphia Metro and Northern
100 Front Street, 8th Fl              New England
West Conshohocken, PA  19428

Ronald W. Powell                      Vice President and Assistant
200 AXP Financial Center              General Counsel
Minneapolis, MN  55474

James M. Punch                        Vice President - Branded Platform
200 AXP Financial Center              Project
Minneapolis, MN  55474

Frederick C. Quirsfeld                Senior Vice President - Fixed
200 AXP Financial Center              Income
Minneapolis, MN  55474

Teresa J. Rasmussen                   Vice President and Assistant
200 AXP Financial Center              General Counsel
Minneapolis, MN  55474

Rollyn C. Renstrom                    Vice President - Corporate
200 AXP Financial Center              Planning and Analysis
Minneapolis, MN  55474

Ralph D. Richardson III               Group Vice President - Southern
Suite 800                             Texas
Arboretum Plaza One
9442 Capital of Texas Hwy. N
Austin, TX  78759

ReBecca K. Roloff                     Senior Vice President - Field
200 AXP Financial Center              Management and Financial Advisory
Minneapolis, MN  55474                Service

Stephen W. Roszell                    Senior Vice President -
200 AXP Financial Center              Institutional
Minneapolis, MN  55474

Max G. Roth                           Group Vice President -
Suite 201 S. IDS Ctr                  Wisconsin/Upper Michigan
1400 Lombardi Avenue
Green Bay, WI  54304

Diane M. Ruebling                     Group Vice President - Central
                                      California/Western Nevada

Erven A. Samsel                       Senior Vice President - Field
45 Braintree Hill Park                Management
Suite 402
Braintree, MA  02184

Theresa M. Sapp                       Vice President - Relationship
200 AXP Financial Center              Leader
Minneapolis, MN  55474

Russell L. Scalfano                   Group Vice President -
Suite 201                             Illinois/Indiana/Kentucky
101 Plaza East Blvd.
Evansville, IN  47715

William G. Scholz                     Group Vice President -
Suite 205                             Arizona/Las Vegas
7333 E. Doubletree Ranch Rd
Scottsdale, AZ  85258

Stuart A. Sedlacek                    Senior Vice President and Chief
200 AXP Financial Center              Financial Officer
Minneapolis, MN  55474

Donald K. Shanks                      Vice President - Property Casualty
200 AXP Financial Center
Minneapolis, MN  55474

Judy P. Skoglund                      Vice President - Quality and
200 AXP Financial Center              Service Support
Minneapolis, MN  55474

James B. Solberg                      Group Vice President - Eastern
466 Westdale Mall                     Iowa Area
Cedar Rapids, IA  52404

Bridget Sperl                         Senior Vice President - Client
200 AXP Financial Center              Service
Minneapolis, MN  55474

Paul J. Stanislaw                     Group Vice President - Southern
Suite 1100                            California
Two Park Plaza
Irvine, CA  92714

Lisa A. Steffes                       Vice President - Marketing Offer
200 AXP Financial Center              Development
Minneapolis, MN  55474

Lois A. Stilwell                      Group Vice President - Outstate
Suite 433                             Minnesota Area/North
9900 East Bren Road                   Dakota/Western Wisconsin
Minnetonka, MN  55343

James J. Strauss                      Vice President and General Auditor
200 AXP Financial Center
Minneapolis, MN  55474

Jeffrey J. Stremcha                   Vice President - Information
200 AXP Financial Center              Resource Management/ISD
Minneapolis, MN  55474

Barbara Stroup Stewart                Vice President - Channel
200 AXP Financial Center              Development
Minneapolis, MN  55474

Craig P. Taucher                      Group Vice President -
Suite 150                             Orlando/Jacksonville
4190 Belfort Road
Jacksonville, FL  32216

Neil G. Taylor                        Group Vice President -
Suite 425                             Seattle/Tacoma/Hawaii
101 Elliott Avenue West
Seattle, WA  98119

John R. Thomas                        Senior Vice President -
200 AXP Financial Center              Information and Technology
Minneapolis, MN  55474

Keith N. Tufte                        Vice President and Director of
200 AXP Financial Center              Equity Research
Minneapolis, MN  55474

Peter S. Velardi                      Group Vice President -
Suite 180                             Atlanta/Birmingham
1200 Ashwood Parkway
Atlanta, GA  30338

Charles F. Wachendorfer               Group Vice President - Detroit
Suite 100                             Metro
Stanford Plaza II
7979 East Tufts Ave. Pkwy
Denver, CO  80237

Donald F. Weaver                      Group Vice President - Greater
3500 Market Street, Suite 200         Pennsylvania
Camp Hill, PA  17011

Norman Weaver Jr.                     Senior Vice President - Alliance
1010 Main St., Suite 2B               Group
Huntington Beach, CA  92648

Michael L. Weiner                     Vice President - Tax Research and
200 AXP Financial Center              Audit
Minneapolis, MN  55474

Jeffry M. Welter                      Vice President - Equity and Fixed
200 AXP Financial Center              Income Trading
Minneapolis, MN  55474

Thomas L. White                       Group Vice President - Cleveland
Suite 200                             Metro
28601 Chagrin Blvd.
Woodmere, OH  44122

Eric S. Williams                      Group Vice President - Virginia
Suite 250
3951 Westerre Parkway
Richmond, VA  23233

William J. Williams                   Group Vice President - Twin
200 AXP Financial Center              Cities Metro
Minneapolis, MN  55474

Edwin M. Wistrand                     Vice President and Assistant
200 AXP Financial Center              General Counsel
Minneapolis, MN  55474

Michael D. Wolf                       Vice President - Senior Portfolio
200 AXP Financial Center              Manager
Minneapolis, MN  55474

Michael R. Woodward                   Senior Vice President - Field
32 Ellicott St.                       Management
Suite 100
Batavia, NY  14020

David L. Yowan                        Vice President and Treasurer
American Express Co.
New York

Rande L. Zellers                      Group Vice President-Gulf States
1 Galleria Blvd., Suite 1900
Metairie, LA  70001

Item 29(c)


                        Net Underwriting
Name of Principal       Discounts and         Compensation on      Brokerage
Underwriter             Commissions           Redemption           Commissions           Compensation

American Express        $32,468,381           $662,606                None                  None
Financial Advisors
Inc.

Item 30.   Location of Accounts and Records

           American Enterprise Life Insurance Company
           829 AXP Financial Center
           Minneapolis, MN 55474

Item 31.   Management Services

           Not applicable.

Item 32.   Undertakings

           (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

           (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

           (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to American Enterprise Life Contract Owner Service at the address or phone number listed in the prospectus.

           (d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, American Enterprise Life Insurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis, and State of Minnesota, on the 23rd day of November, 2001.

                         AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT
                         --------------------------------------------
                                    (Registrant)

                         By American Enterprise Life Insurance Company
                         ---------------------------------------------
                                    (Sponsor)


                         By /s/ Carol A. Holton*
                            --------------------
                                Carol A. Holton
                                President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 23rd day of November, 2001.



Signature                                               Title

/s/  Gumer C. Alvero*                     Director, Chairman of the Board and
---------------------                     Executive Vice President - Annuities
     Gumer C. Alvero

/s/  Carol A. Holton*                     Director, Vice President and Chief
----------------------                    Executive Officer
     Carol A. Holton

     ____________________                 Director
     Paul S. Mannweiler

/s/  Teresa J. Rasmussen*                 Director, Vice President, General
-------------------------                 Counsel and Secretary
     Teresa J. Rasmussen

/s/  Stuart A. Sedlacek*                  Executive Vice President
------------------------
     Stuart A. Sedlacek

/s/  Philip C. Wentzel*                   Vice President and Controller
-----------------------
     Philip C. Wentzel

/s/  David L. Yowan*                      Vice President and Treasurer
---------------------
     David L. Yowan


*Signed pursuant to Power of Attorney, dated April 25, 2001, filed electronically as Exhibit 24 to American Enterprise MVA Account's Post-Effective Amendment No. 7 to Registration Statement 333-86297 on form S-1, filed on or about April 26, 2001, is incorporated by reference.



By:/s/ James M. Odland
   ------------------
       James M. Odland

CONTENTS  OF  INITIAL  REGISTRATION  STATEMENT

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

     The prospectus.

Part B.

     Statement of Additional Information.

Part C.

     Other Information.

     The signatures.